FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 30, 2019

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Quarterly Financial Information (ITR)
With the report on the review of individual and
consolidated quarterly financial information
On March 31, 2019

FRM/LA/TP

499i/2019

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Individual and consolidated quarterly financial information

March 31, 2019

Contents

Independent auditor's review report on the individual and consolidated quarterly information	3

Revised individual and consolidated quarterly financial information

Balance sheets	5
Statements of operations	7
Statements of comprehensive income (loss)	9
Statements of changes in equity	10
Statements of cash flows	11
Statements of value added	12
Notes to the individual and consolidated quarterly financial information	13

Rua Castilho, 392 - 4º Andar Brooklin - São Paulo - SP CEP 04568-010 São Paulo - Brasil T: +5511 5102-2510 www.bakertillybr.com.br

(A free translation into English from the originally previously issued in Portuguese)

Independent Auditor´s Review Report on quarterly information

To the

Shareholders, Board of Directors and Officers of

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

São Paulo - SP

We have reviewed the accompanying individual and consolidated interim financial information of BrasilAgro Companhia Brasileira de Propriedades Agrícolas (Company) contained in the Quarterly Information Form – ITR for the quarter ended March 31, 2019, which comprise the balance sheet as at  March 31, 2019 and the related statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2019 and changes in shareholders’ equity and the cash flows for the nine-month period ended March 31, 2019, including a summary of significant accounting practices and other explanatory information.

The Company's management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) – Interim Financial Reporting, and in accordance with international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR), consistently with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the nine-month period ended March 31, 2019, prepared under the responsibility of Company’s management, the presentation of which in the interim information is required by the rules issued by the CVM applicable to preparation of Quarterly Information (ITR), and as supplemental information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, May 07th, 2019.

Baker Tilly 4Partners Auditores Independentes S.S.

CRC 2SP-031.269/O-1

Fábio Rodrigo Muralo

Accountant CRC 1SP-212.827/O-0

Baker Tilly 4Partners, which operates as Baker Tilly is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Balance Sheets

March 31, 2019

(In thousands of reais)

		Company		Consolidated
Assets	Notes	3/31/2019	6/30/2018	3/31/2019	6/30/2018

Current assets
Cash and cash equivalents	5.1	15,061	78,140	54,998	104,314
Marketable securities	5.2	4,411	11,216	4,540	11,215
Operations with derivatives	6	15,758	28,299	15,820	28,299
Accounts receivable and sundry credits	7	22,575	35,635	81,361	95,176
Inventories	8	89,144	38,244	104,875	69,622
Biological assets	9	86,220	27,529	152,234	61,993
Transactions with related parties	26	39,676	34,580	2,024	1,660
		272,845	253,643	415,852	372,279
Noncurrent assets
Biological assets	9	13,546	12,078	37,826	34,053
Restricted marketable securities	5.2	-	9,588	8,996	18,226
Operations with derivatives	6	603	4,053	603	4,053
Deferred taxes	15.1	11,908	18,281	18,230	32,742
Accounts receivable and sundry credits	7	14,630	14,226	168,673	74,775
Investment properties	10	87,628	80,219	556,899	557,152
Investments	11.a	733,601	607,119	1,318	86
Property, plant and equipment	12	39,944	36,511	101,158	84,830
Intangible assets		1,384	1,331	1,463	1,403
		903,244	783,406	895,166	807,320

Total assets		1,176,089	1,037,049	1,311,018	1,179,599

The notes are an integral part of the individual and consolidated quarterly information.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Balance sheets

March 31, 2019

(In thousands of reais)

		Company		Consolidated
Liabilities and equity	Notes	3/31/2019	6/30/2018	3/31/2019	6/30/2018

Current liabilities
Trade accounts payable and other liabilities	13	49,291	60,920	85,605	106,445
Loans, financing, financial leases and debentures	14	32,869	16,282	88,276	70,088
Labor obligations		6,233	11,573	8,362	14,300
Operations with derivatives	6	7,266	10,432	7,266	10,489
Transactions with related parties	26	15,875	5,343	2,194	1,831
		111,534	104,550	191,703	203,153
Noncurrent liabilities
Trade accounts payable and other liabilities	13	-	-	16,945	11,298
Loans, financing, financial leases and debentures	14	175,573	173,524	213,185	205,932
Operations with derivatives	6	-	2,145	-	2,145
Provision for legal claims	24	602	966	805	1,207
		176,175	176,635	230,935	220,582
Total liabilities		287,709	281,185	422,638	423,735

Equity
Share capital	16.a	584,224	584,224	584,224	584,224
Capital reserve		3,262	1,997	3,262	1,997
Treasury shares	16.e	(35,208)	(35,208)	(35,208)	(35,208)
Income reserves		153,973	153,973	153,973	153,973
Additional dividends proposed	16.c	-	10,995	-	10,995
Comprehensive income	16.d	42,053	39,883	42,053	39,883
Retained earnings		140,076	-	140,076	-
Total equity		888,380	755,864	888,380	755,864

Total liabilities and equity		1,176,089	1,037,049	1,311,018	1,179,599

The notes are an integral part of the individual and consolidated quarterly information.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Nine-month period ended March 31, 2019

(In thousands of reais, except earnings per share)

		Company		Consolidated
	Notes	7/1/2018 to 3/31/2019	7/1/2017 to 3/31/2018	7/1/2018 to 3/31/2019	7/1/2017 to 3/31/2018

Net revenue	18.a	97,624	88,182	206,667	149,491
Gain from sale of farm	18.b	-	-	106,261	-
Changes in fair value of biological assets and agricultural products	9	14,783	19,127	54,772	74,629
Reversal of (provision for) impairment of agricultural products, net	8.1	(170)	530	(436)	882
Cost of sales	19	(78,728)	(70,047)	(172,711)	(130,474)
Gross profit		33,509	37,792	194,553	94,528

Selling expenses	19	(3,822)	(2,784)	(6,098)	(4,347)
General and administrative expenses	19	(20,471)	(17,598)	(24,538)	(21,619)
Other operating income (expenses), net	21	(77)	35,844	(557)	35,872
Equity pickup	11.a	135,012	53,588	1,144	14,699
Operating profit before financial results and taxes		144,151	106,842	164,504	119,133

Net financial income
Financial income	22	110,809	33,440	247,608	57,378
Financial expenses	22	(106,504)	(44,243)	(249,449)	(67,217)
Profit before income and social contribution taxes		148,456	96,039	162,663	109,294

Income and social contribution taxes	15.2	(8,380)	(10,418)	(22,587)	(23,673)

Net income for the period		140,076	85,621	140,076	85,621

Basic earnings per share – reais	23	2.6035	1.5051	2.6035	1.5051
Diluted earnings per share – reais	23	2.5890	1.5038	2.5890	1.5038

The notes are an integral part of the individual and consolidated quarterly information.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Nine-month period ended March 31, 2019

(In thousands of reais, except earnings per share)

	Company		Consolidated
	7/1/2018 to 3/31/2019	7/1/2017 to 3/31/2018	7/1/2018 to 3/31/2019	7/1/2017 to 3/31/2018

Net revenue	11,487	14,495	19,655	17,907
Changes in fair value of biological assets and agricultural products	(4,728)	17,991	11,376	32,528
Reversal of (provision for) impairment of agricultural products, net	(79)	(38)	(149)	(31)
Cost of sales	(8,105)	(14,501)	(12,995)	(16,225)
Gross profit	(1,425)	17,947	17,887	34,179

Selling expenses (net of reversal of provisions)	(2,922)	(1,655)	(3,190)	(2,257)
General and administrative expenses	(6,673)	(5,633)	(7,455)	(6,829)
Other operating income (expenses), net	135	36,911	(40)	37,116
Equity pickup	10,996	32,403	1,174	16,096
Operating profit before financial results and taxes	111	79,973	8,376	78,305

Net financial income
Financial income	23,812	6,863	44,098	14,381
Financial expenses	(22,895)	(28,669)	(50,065)	(31,705)
Profit before income and social contribution taxes	1,028	58,167	2,409	60,981

Income and social contribution taxes	2,924	(4,183)	1,543	(6,997)

Net income for the year	3,952	53,984	3,952	53,984

Basic earnings per share – reais	0.0735	0.9489	0.0735	0.9489
Diluted earnings per share – reais	0.0728	0.9481	0.0728	0.9481

The notes are an integral part of the individual and consolidated quarterly information.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Statement of comprehensive income

Three- and nine-month period ended March 31, 2019

(In thousands of reais)

		Company and Consolidated
	Notes	7/1/2018 to 3/31/2019	7/1/2017 to 3/31/2018

Net income for the period		140,076	85,621

Comprehensive income to be reclassified to result from the period in subsequent periods:
Effect on the conversion of investments abroad	16.d	2,170	(247)
Write-off of the effect on the conversion of joint venture due to spin-off	16.d		(30,616)

Total comprehensive income		142,246	54,758

	Company and Consolidated
	1/1/2019 to 3/31/2019	1/1/2018 to 3/31/2018

Net income for the period	3,952	53,984

Comprehensive income to be reclassified to result from the period in subsequent periods:
Effect on the conversion of investments abroad	1,250	(161)
Write-off of the effect on the conversion of joint venture due to spin-off	-	(30,616)

Total comprehensive income	5,202	23,207

The notes are an integral part of the individual and consolidated quarterly information.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Statements of changes in equity

Nine-month period ended March 31, 2019

(In thousands of reais)

					Income reserves
	Notes	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Comprehensive income	Retained earnings	Total equity
At June 30, 2017		584,224	1,525	(36,797)	10,386	58,229	6,486	43,415	-	667,468

Payment of additional dividends	16.c	-	-	-	-	-	(6,486)	-	-	(6,486)
Time-barred and unclaimed dividends	16.c	-	-	-	-	-	-	-	20	20
Exercise of stock options granted	16.e	-	(372)	2,199	-	-	-	-	-	1,827
Treasury stock acquired	16.e	-	-	(610)	-	-	-	-	-	(610)
Net income for the period		-	-	-	-	-	-	-	85,621	85,621
Effect on the conversion of investments abroad	16.d	-	-	-	-	-	-	(247)	-	(247)
Write-off of the effect on the conversion of joint venture due to spin-off	16.d	-	-	-	-	-	-	(30,616)	-	(30,616)

At March 31, 2018		584,224	1,153	(35,208)	10,386	58,229	-	12,552	85,641	716,977

					Income reserves
	Notes	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Comprehensive income	Retained earnings	Total equity
At June 30, 2018		584,224	1,997	(35,208)	16,703	137,270	10,995	39,883	-	755,864

Payment of additional dividends	16c	-	-	-	-	-	(10,995)	-	-	(10,995)
Share based compensation plan	16.e	-	1,265	-	-	-	-	-	-	1,265
Net income for the year		-	-	-	-	-	-	-	140,076	140,076
Effect on the conversion of investments abroad	16.d	-	-	-	-	-	-	2,170	-	2,170

At March 31, 2019		584,224	3,262	(35,208)	16,703	137,270	-	42,053	140,076	888,380

The notes are an integral part of the individual and consolidated quarterly information.

.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Statements of cash flows

Nine-month period ended March 31, 2019

(In thousands of reais)

		Company		Consolidated
	Note	7/1/2018 to 3/31/2019	7/1/2017 to 3/31/2018	7/1/2018 to 3/31/2019	7/1/2017 to 3/31/2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		140,076	85,621	140,076	85,621
Adjustment to reconcile net income in the period
Depreciation and amortization	19	7,283	7,980	20,846	18,364
Surplus gained from spin-off		-	(5,040)	-	(5,040)
Gain from sale of farm	18.b	-	-	(106,261)	-
Write-off of the effect on the conversion of joint venture due to spin-off	16.e	-	(30,616)	-	(30,616)
Net book value of property, plant and equipment and intangible assets disposed of		235	404	313	408
Write-offs of investment properties		-	54	10,652	54
Equity pick-up	11.a	(135,012)	(53,588)	(1,144)	(14,699)
Unrealized gain on derivatives, net	22	3,683	1,997	3,565	1,855
Short-term investments, foreign exchange and monetary variation and other financial charges, net		7,771	10,550	9,788	15,052
Adjustment to present value of receivables from sale of farms, machinery and financial lease, net	22	57	86	4,206	(3,885)
Share-based incentive plan - ILPA		1,162	-	1,265	-
Deferred income and social contribution taxes	15.2	6,373	10,378	14,512	22,053
Fair value of unrealized biological assets and agricultural products	9	(14,783)	(19,127)	(54,772)	(74,629)
Set-up (reversal) of provision for impairment of agricultural products, net	8.1	170	(530)	436	(882)
Allowance for doubtful accounts	19	(144)	(94)	908	(744)
Provision for legal claims	21	(364)	(318)	(402)	(299)
		16,507	7,757	43,988	12,613
Changes in working capital
Trade accounts receivable		17,616	(9,709)	38,111	(1,351)
Inventories		(52,531)	(7,016)	(48,222)	(8,199)
Biological assets		(44,881)	(8,832)	(42,059)	(24,395)
Taxes recoverable		770	4,621	(2,557)	426
Operations with derivatives		7,105	1,632	7,104	2,514
Other receivables		(5,525)	327	(4,835)	243
Trade accounts payable		20,655	7,025	25,236	9,462
Related parties		10,554	11,767	(92)	(2,782)
Taxes payable		(134)	(877)	(5,378)	(1,744)
Income and social contribution taxes		-	-	5,647	(286)
Labor charges		(5,340)	(4,716)	(5,936)	(4,551)
Advances from customers		(5,620)	(3,402)	(20,558)	(4,820)
Other liabilities		3,421	(463)	3,456	(461)
Net cash used in operating activities		(37,403)	(1,886)	(6,095)	(23,331)
CASH FLOWS FROM INVESTING ACTIVITIES

Acquisitions of property, plant and equipment and intangible assets		(8,846)	(6,344)	(28,427)	(27,263)
Acquisitions of investment properties		(10,062)	(7,225)	(22,269)	(17,851)
Redemption of (investment in) marketable securities, net		19,210	790	20,079	6,159
Dividends received		32,348	12,593	-	-
Reduction (increase) in investment and interest held		2,221	9,635	-	-
Payments for purchase of farms		-	(10,967)	-	(13,672)
Future capital contribution		(28,858)	(18,785)	(48)	-
Cash received from sale of farms		-	-	23,650	5,588
Net cash provided by (used in) investing activities		6,013	(20,303)	(7,015)	(47,039)
CASH FLOWS FROM FINANCING ACTIVITIES

Loans and financing raised	14	25,393	63,666	55,252	130,144
Interest paid on loans and financing	14	(494)	(4,092)	(2,091)	(7,166)
Repayment of loans and financing	14	(15,885)	(38,769)	(48,833)	(66,043)
Treasury stock acquired, net of amounts received for stock options exercised		-	(610)	-	(610)
Dividends paid		(40,999)	(12,973)	(40,999)	(12,973)
Net cash generated from (used in) investment activities		(31,985)	7,222	(36,671)	43,352
Decrease in cash and cash equivalents		(63,375)	(14,967)	(49,781)	(27,018)

Effect of exchange rate variation on cash and cash equivalents		296	-	465	-

Cash and cash equivalents at beginning of period	5.1	78,140	29,001	104,314	43,798
Cash and cash equivalents at end of period	5.1	15,061	14,034	54,998	16,780
		(63,079)	(14,967)	(49,316)	(27,018)

The notes are an integral part of the individual and consolidated quarterly information.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Statements of value added

Nine-month period ended March 31, 2019

(In thousands of reais)

		Company		Consolidated
	Notes	7/1/2018 to 3/31/2019	7/1/2017 to 3/31/2018	7/1/2018 to 3/31/2019	7/1/2017 to 3/31/2018

Revenues
Gross operating revenue	18	100,189	91,600	212,571	155,661
Gain on sale of farm		-	-	106,261	-
Change in fair value of biological assets and agricultural products	9	14,783	19,127	54,772	74,629
Provision for impairment of agricultural products, net	8.1	(170)	530	(436)	882
Other revenues and expenses		(77)	35,844	(557)	35,872
Allowance for doubtful accounts	19	144	(94)	(908)	(744)
		114,869	147,007	371,703	266,300

Inputs acquired from third parties
Cost of sales		(71,857)	(62,539)	(152,297)	(112,592)
Materials, energy, outsourced services and other		(8,942)	(7,625)	(10,703)	(9,415)
		(80,799)	(70,164)	(163,000)	(122,007)

Gross value added		34,070	76,843	208,703	144,293

Depreciation and amortization	19	(7,283)	(7,980)	(20,846)	(18,364)

Net value added produced by the Company		26,787	68,863	187,857	125,929

Value added received through transfer
Equity pickup	11.a	135,012	53,588	1,144	14,699
Financial income	22	110,809	33,440	247,608	57,378
		245,821	87,028	248,752	72,077

Total value added to be distributed		272,608	155,891	436,609	198,006

Personnel and charges
Direct compensation		10,877	8,763	12,646	10,299
Benefits		2,193	1,878	2,440	2,137
Severance fund (F.G.T.S).		323	266	376	312
Taxes, charges and contributions
Federal (includes income tax and social contribution, deferres)		11,606	14,493	29,676	31,196
State		495	802	1,167	1,142
Local		259	309	397	455
Financing
Financial expenses		106,336	43,419	249,201	66,347
Rentals		443	340	630	497
Interest on own capital
Retained earnings of the year		140,076	85,621	140,076	85,621
Value added distributed		272,608	155,891	436,609	198,006

The notes are an integral part of the individual and consolidated quarterly information.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial information

March 31, 2019

(In thousands of reais, except as stated otherwise)

1.   General information

BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) or ("Company") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás,  Mato Grosso, Minas Gerais, Maranhão and Piauí, and in Paraguay, in the State of Boquerón.

The Company holds interest in other companies (“subsidiaries), and its corporate purpose includes:

•        agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services;

•        the import and export of agricultural products and inputs and those related to cattle raising activity;

•        the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas; real estate brokerage involving any type of operations;

•        holding interest, as a member, in other companies  and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein; and

•        management of its own and third-party assets.

The Company and its subsidiaries have twelve (12) farms in six (6) Brazilian states and one (1) farm in Paraguay, with total area of 188,271 hectares of own lands and 50,331 hectares of leased lands.

1.1.      Sale of Jatobá Farm

On June 13, 2018, the Company signed a Purchase Commitment for a total area measuring 9,784 hectares (7,485 agricultural hectares) of the Jatobá Farm, a rural property located in the city of Jaborandi, state of Bahia, for an amount corresponding to 285 bags per usable hectare or R$123,335.

On July 31, 2018, the buyer paid the first installment of 300,000 soybean bags, in the amount of R$21,000, and met the conditions envisaged in the agreement, obtaining the transfer of ownership and recognition of revenue by the Company. The balance will be paid in seven annual installments (Note 7.1.c – Jatobá II). The accounting impact on profit or loss is described in Note 18.b. Furthermore, the buyer leased a total usable area of 7,468 hectares in the same farm, for a term of five years, with annual payments of six bags per hectare or 17% of the total production, whichever is higher.

       1.2.   Sale of Alto Taquari Farm

On November 21, 2018, the Company disclosed a Material Fact notice about the sale of 103 hectares of arable land in the Alto Taquari Farm, for the value of 1,100 bags per useful hectare, or R$6,871. The buyer made a down payment of 22,656 soybean bags in the amount of R$1,491 and the balance will be paid in four years, two installments per year (Note 7.1.c – Alto Taquari I).

1.3.   Lease

On August 28, 2018, the Company signed a lease agreement to use a farmland of 23,500 hectares in the city of São Félix do Araguaia, state of Mato Grosso. The new farm will be called Partnership V (see Note 25). The lease will be for 10 years and its price was based on market practices in the region.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

2.   Basis of preparation and presentation of quarterly financial information

The significant accounting policies applied when preparing this quarterly financial information are described below. These policies are being consistently applied in all periods presented, unless otherwise stated.

2.1. Basis of preparation

The Company’s Board of Directors is entitled to change Company’s individual and consolidated annual quarterly financial information after its issuance. On May 7, 2019, the Board of Executive Officers, the Audit Board and the Board of Directors approved the financial statements and authorized their disclosure.

The individual and consolidated quarterly financial information is presented in thousands of reais (“R$”), which represents the Company’s presentation and functional currency.

The individual and consolidated quarterly financial information was prepared in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Statements and with international accounting standard IAS 34 and presented in accordance with the standards issued by the Brazilian Securities Commission (“CVM”).

The accounting practices, policies and main judgments on the estimates adopted in preparing the quarterly financial information, Company and Consolidated, are consistent with those adopted and disclosed in Notes 2.1 to 2.27 and Note 3 to financial statements for the year ended June 30, 2018 which were reported on August 27, 2018.

Considering the above, the quarterly financial information should be read together with the financial statements for the year ended June 30, 2018.

The non-financial data included in this quarterly information, such as number of hectares owned by the Company, among others, has not been subject to audit procedures, or any review from our independent auditors.

2.2. Notes included in the financial statements at June 30, 2018 not presented in this quarterly financial information

The preparation of this quarterly financial information involves the exercise of judgment by the Company’s Management on the relevance and on alterations that should be disclosed in the notes to the financial statements. Accordingly, this interim information includes only selected notes and not all the notes to the financial statements for the year ended June 30, 2018. As permitted by Letter 03/2011 issued by CVM, Note 7.2 – Recoverable Taxes and its references to the financial statements of June 30, 2018 have not been presented in this quarterly financial information.

3. New standards, alterations and interpretations of standards

New or revised pronouncements applied for the first time in the current year

The Company understands that the amendments and revisions of the rules issued by the International Accounting Standards Board (IASB) and the Accounting Pronouncements Committee (CPC), to be mandatorily adopted for the first time in the current fiscal year, did not produce significant impacts on its financial statements.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

Standards issued and applied as of July 1, 2018

Since the Company’s fiscal year begins on July 1, the standards to be mandatorily applied as from January 1, 2018 were adopted by the Company in the fiscal year beginning July 1, 2018.The nature and effectiveness of each of the new standards and alterations are described below:

a.  IFRS 9/CPC 48 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (CPC 48 – Financial Instruments), which replaces IAS 39 – Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9.  IFRS 9 combines the three aspects of the project for accounting of financial instruments: classification and measurement, asset impairment and hedge accounting. The standard is applicable to fiscal years beginning on January 1, 2018, and must be adopted in the first fiscal year, except for items related to hedge accounting, as per the circular issued by the Securities and Exchange Commission of Brazil (CVM).

Starting July 1, 2018, the Company applied IFRS 9/CPC 48 – Financial Instruments as the basis for recognition, classification and measurement of financial instruments.

The main aspects of the new standard applicable to the Company are described below:

i.   Classification and measurement of financial assets

IFRS 9 contains a new approach for the classification and measurement of financial assets that reflect the business model under which assets and their cash flow characteristics are managed. It contains three main categories to classify financial instruments: to measure them at amortized cost, at fair value through other comprehensive income, and at fair value through profit or loss. The standard eliminates the categories existing in IAS 39 of financial instruments held to maturity, loans and receivables and financial instruments available for sale. This change of nomenclature does not alter how financial instruments are subsequently measured; it only impacts the disclosure of financial instruments by category in the financial statements, as shown below:

		3/31/2019	Category
Financial Instruments	Company	Consolidated	IAS 39/CPC 38	IFRS 9/CPC 48

Trade accounts receivable	12,805	26,465	Loans and receivables	Amortized cost
Transactions with related parties	23,801	(170)	Loans and receivables	Amortized cost
Trade accounts payable	44,653	75,155	Financial liabilities at amortized cost	Amortized cost
Loans, financing and debentures	208,170	273,721	Financial liabilities at amortized cost	Amortized cost

ii.  Impairment

The new standard replaced the “incurred losses” model of CPC 38 (IAS 39) for a prospective model of “expected credit losses.” This will require significant judgment on how changes in economic factors affect expected credit losses. Such provisions will be measured in credit losses expected for 12 months and credit losses expected for a lifespan, that is, credit losses that result from all possible default events throughout the expected life of a financial instrument.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

The Company applied the simplified approach of IFRS 9/CPC 48 – Financial Instruments to measure the credit losses expected throughout the life of the financial instrument.

During the year, the Company carried out a detailed evaluation of the impact of IFRS 9 aspects. Such evaluation is based on information currently available and may be subject to change on account of reasonable and defensible information that is being provided to the Company, in the next fiscal year, when the Company will adopt IFRS 9. Overall, the Company identified no significant impact from the adoption of such standard.

b. IFRS 15/CPC 47 – Revenue from Contracts with Customers

IFRS 15 (CPC 47 – Revenue from Contracts with Customers) was issued in May 2014, amended in April 2016 and establishes a five-step model for booking revenues from agreements with clients. According to IFRS 15, revenue is recognized for a value that reflects the consideration to which an entity expects to be entitled in exchange for the transfer or goods or services to a client. The new standard on revenue will replace all current requirements for recognition of revenue in accordance with the IFRS.

Starting from July 1, 2018, the Company adopted the IFRS 15/CPC 47 – Revenue from Contracts with Customers.

The new standard provides the principles to be applied by an entity to determine the measurement of revenue and how and when it must be recognized, based on five steps: i) identification of the agreements with clients; ii) identification of the performance obligations envisaged in the agreements; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations envisaged in the agreements; and v) recognition of revenue when the performance obligation is fulfilled.

The changes establish the criteria for measurement and registration of sales, as they were effectively made with due presentation, as well as registration of the values to which the Company is entitled in the operation, considering any estimates of impairment loss.

The Company and its subsidiaries analyzed the new standard and identified no relevant impacts on their financial statements, considering the nature of their sale transactions, in which performance obligations are clear and the transfer of control over assets is not complex (it is made to the extent the ownership and benefit are transferred to the beneficiaries).

c. IFRS 16 – Leases

IFRS 16 (CPC - 06 (R2) – Leases) was issued in January 2016 and replaces IAS 17 – Leases, IFRIC 4 – Determining Whether an Arrangement Contains a Lease, SIC-15 – Operating leases – Incentives, and SIC-27 – Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 establishes the principles for recognition, measurement, presentation and demonstration of leases and requires that lessees book all leases using a single model in the balance sheet, similar to the accounting of financial leases under IAS 17.

IFRS 16 will be applicable for annual periods beginning on January 1, 2019. Lessees may choose to adopt the standard using a complete retrospective application or a modified retrospective application. The temporary provisions of the standard allow certain exemptions.

The Company performed a preliminary analysis and concluded that the standard should produce impacts on its financial statements. The quantitative analysis of the potential effect of IFRS 16 on its financial statements will be made during the fiscal year ending on June 30, 2019.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

d. IFRS 2 – Clarifications of classification and measurement of share based payment transactions - Amendments

The IASB made amendments to the standard that mainly affect three areas: the effects of the conditions for acquisition of rights on the measurement of a transaction with share-based payment that is settled in cash; the classification of a transaction with share-based payment with characteristics of settlement by the net value for obligations related to taxes withheld at source; and accounting when a company adopts the amendments without updating previous periods (retrospective adoption is allowed if applied for the three amendments and the other criteria are met).

The amendments are effective for annual periods beginning on January 1, 2018.The Company analyzed the new standard and identified no significant impact on its financial statements.

There are no other standards and interpretations issued and not yet adopted that may, in the opinion of the Management, significantly impact the financial statements of the Company.

4.   Financial risk management

The financial risk management adopted in the preparation of the quarterly financial information is consistent with that adopted in Note 4 to the annual financial statements for June 30, 2018, disclosed on August 27, 2018. Notes 4.1, 4.2, 4.4 to 4.7 disclosed in the annual financial statements for June 30, 2018 did not have significant changes.

4.1. Analysis of exposure to financial asset and liability risks

a)     Foreign currency risk

This risk arises from the possibility of the Company incurring losses due to fluctuations in exchange rates, which reduce the nominal values of assets or increase the values of liabilities. This risk also arises with respect to commitments to sell existing products in inventories or still in formation, at prices to be set, depending on the exchange rate.

b)     Interest rate and indices risk

This risk arises from the possibility of the Company incurring losses due to fluctuations in the interest rates or indices which increase financial expenses.

c)     Commodities risks

This risk arises from the possibility of the Company incurring losses due to fluctuations in the market prices of agricultural products.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

4.2. Estimate of fair value of derivative financial instruments

a)     Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign exchange rates, interest rates or commodities prices which may generate loss on assets and/or liabilities which is being hedged or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

The sensitivity analysis aims at measuring the impact from the changes in the market variables on the aforementioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At March 31, 2019, as reference for scenarios probable, I, II, III and IV a variation in relation to the current market of 0%, -25%, -50%, +25%, +50%, respectively, was considered.

The preparation of the Probable Scenario took into consideration the market prices of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is the same, because the rates and prices of each operation maturity were used. The assumptions and scenarios are as follows:

				3/31/2019
	Probable scenario	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV +50%

Soybean - R$ / bag – April 29, 2019 (CBOT)	75.97	56.98	37.99	94.96	113.96
Soybean - R$ / bag – May 14, 2019 (CBOT)	75.97	56.98	37.99	94.96	113.96
Soybean - R$ / bag – June 21, 2019 (CBOT)	77.13	57.85	38.57	96.41	115.70
Soybean - R$ / bag – July 12, 2019 (CBOT)	77.13	57.85	38.57	96.41	115.70
Soybean - R$ / bag – December 20, 2019 (CBOT)	81.25	60.94	40.63	101.56	121.88
Corn - R$ / bag – September 17, 2019 (BM&F)	32.17	24.13	16.09	40.21	48.26
Corn - R$ / bag – December 20, 2019 (CBOT)	39.67	29.75	19.84	49.59	59.51
Cotton - R$ / @ – July 12, 2019 (CBOT)	97.21	72.91	48.61	121.51	145.82
Cotton - R$ / @ – November 8, 2019 (CBOT)	97.21	72.91	48.61	121.51	145.82
Cotton - R$ / @ – November 11, 2019 (CBOT)	97.21	72.91	48.61	121.51	145.82
Cotton - R$ / @ – December 6, 2019 (CBOT)	97.21	72.91	48.61	121.51	145.82
U.S. dollar - March 30, 2020	3.90	2.93	1.95	4.88	5.85
U.S. dollar – April 2, 2019	3.90	2.93	1.95	4.88	5.85
U.S. dollar – April 30, 2019	3.92	2.94	1.96	4.90	5.88
U.S. dollar – May 31, 2019	3.93	2.95	1.97	4.91	5.90
U.S. dollar – June 7, 2019	3.93	2.95	1.97	4.91	5.90
U.S. dollar – June 28, 2019	3.93	2.95	1.97	4.91	5.90
U.S. dollar – July 5, 2019	3.94	2.96	1.97	4.93	5.91
U.S. dollar – July 31, 2019	3.95	2.96	1.98	4.94	5.93
U.S. dollar – August 30, 2019	3.96	2.97	1.98	4.95	5.94
Interest (rate%) – May 10, 2019	6.42%	4.82%	3.21%	8.03%	9.63%
Interest (rate%) – August 15, 2023	8.42%	6.32%	4.21%	10.53%	12.63%

	Probable scenario	Scenario I -25%	Scenario II -50%	Scenario III +25%	Scenario IV +50%

Soybean - R$ / bag – July 12, 2018 (CBOT)	74.81	56.11	37.41	93.51	112.22
Soybean - R$ / bag – July 13, 2018 (CBOT)	72.98	54.74	36.49	91.23	109.47
Soybean - R$ / bag – July 27, 2018 (CBOT)	73.89	55.42	36.95	92.36	110.84
Soybean - R$ / bag – October 26, 2018 (CBOT)	74.81	56.11	37.41	93.51	112.22
Ethanol - R$ / m^3 – July 31, 2018 (BM&F)	1,610.00	1,207.50	805.00	2,012.50	2,415.00
Ethanol - R$ / m^3 – August 31, 2018 (BM&F)	1,680.00	1,260.00	840.00	2,100.00	2,520.00
Ethanol - R$ / m^3 – September 28, 2018 (BM&F)	1,705.00	1,278.75	852.50	2,131.25	2,557.50
U.S. dollar – October 26, 2018	3.92	2.94	1.96	4.90	5.88
Interest (rate%) – July 2, 2018	6.41%	4.81%	3.21%	8.01%	9.62%
Interest (rate%) – August 27, 2018	6.51%	4.88%	3.26%	8.14%	9.77%
Interest (rate%) – May 10, 2019	7.53%	5.65%	3.77%	9.41%	11.30%
Interest (rate%) – August 15, 2023	11.09%	8.32%	5.55%	13.86%	16.64%

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s financial instruments. Reliable sources of indices disclosure were used for the rates used in the “probable scenario”.

		Amounts in thousands reais R$
		CONSOLIDATED			Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
(*) annual average rates		At March 31, 2019					Decrease	-25%	Decrease	-50%	Increase	25%	Increase	50%
Operation	Risk	Balance (R$)	Notional	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate

Financial investments	CDI	36,493	-	6.40%	(66)	6.58%	(602)	4.94%	(1,201)	3.29%	602	8.23%	1,201	9.87%
Marketable securities - LFT	SELIC	3,235	-	6.40%	(6)	6.58%	(53)	4.94%	(106)	3.29%	53	8.23%	106	9.87%
Marketable securities	CDI	10,301	-	6.40%	(19)	6.58%	(169)	4.94%	(339)	3.29%	169	8.23%	339	9.87%
Cash - USD	USD	16,298	4,183	3.90	(527)	4.02	(4,206)	3.02	(8,413)	2.01	4,206	5.03	8,413	6.03
Total cash, cash equivalents			66,327	4,183		(618)		(5,030)		(10,059)		5,030		10,059

Financing in Paraguay - Palmeiras	USD	(322)	(83)	3.90	(40)	4.02	324	3.02	648	2.01	(324)	5.03	(648)	6.03
Debentures	CDI	(150,005)	-	6.40%	(270)	6.58%	2,475	4.94%	4,935	3.29%	(2,475)	8.23%	(4,935)	9.87%
Financing for Machinery and Equipment – FINAME	TJLP	(1,333)	-	7.03%	-	7.03%	23	5.27%	47	3.52%	(23)	8.79%	(47)	10.55%
Financing for sugarcane	TJLP	(10,694)	-	7.03%	-	7.03%	188	5.27%	376	3.52%	(188)	8.79%	(376)	10.55%
Total financing (b)			(162,354)	(83)		(310)		3,010		6,006		(3,010)		(6,006)

Araucária III	Soybean bags	7,618	121,692	66.98	-	66.98	(1,905)	50.24	(3,809)	33.49	1,905	83.73	3,809	100.48
Araucária IV	Soybean bags	8,218	129,499	71.44	-	71.44	(2,055)	53.58	(4,109)	35.72	2,055	89.30	4,109	107.16
Araucária V	Soybean bags	41,444	638,640	79.63	-	79.63	(10,361)	59.72	(20,722)	39.82	10,361	99.54	20,722	119.45
Jatobá I	Soybean bags	5,976	90,000	72.13	-	72.13	(1,494)	54.10	(2,988)	36.06	1,494	90.16	2,988	108.19
Jatobá II	Soybean bags	112,069	1,833,296	82.30	-	82.30	(28,017)	61.73	(56,035)	41.15	28,017	102.88	56,035	123.45
Alto Taquari	Soybean bags	4,507	72,286	74.92	-	74.92	(1,127)	56.19	(2,254)	37.46	1,127	93.65	2,254	112.38
Total receivables from farms			179,832	2,885,413		-		(44,959)		(89,917)		44,959		89,917

Operations with derivatives, net	Grains	(2,951)	(2,864,508)	(a)	(3,048)	(a)	26,335	(a)	52,670	(a)	(26,335)	(a)	(52,670)	(a)
Operations with derivatives, net	USD	(2,842)	(62,820)	(a)	(2,873)	(a)	54,714	(a)	109,429	(a)	(54,714)	(a)	(109,429)	(a)
Operations with derivatives, net	Cattle	-	(8,910)	(a)	(38)	(a)	671	(a)	1,341	(a)	(671)	(a)	(1,341)	(a)
Operations with derivatives, net	Cotton	(394)	(1,456)	(a)	(339)	(a)	6,989	(a)	13,979	(a)	(6,989)	(a)	(13,979)	(a)
Operations with derivatives, net	Swap	665	34,810	(a)	770	(a)	691	(a)	1,423	(a)	(654)	(a)	(1,273)	(a)
Margin – LFT Socopa	SELIC	14,679	-	6.40%	(26)	6.58%	(242)	4.94%	(483)	3.29%	242	8.23%	483	9.87%
Total derivatives (a)			9,157			(5,554)		89,158		178,359		(89,121)		(178,209)

Cresca, net	USD	(1,352)	(347)	3.90	(44)	4.02	349	3.02	698	2.01	(349)	5.03	(698)	6.03
Helmir, net	USD	306	79	3.90	12	4.02	(79)	3.02	(159)	2.01	79	5.03	159	6.03
Total related parties			(1,046)	(268)		(32)		270		539		(270)		(539)

(*) SOURCE Risks: Bloomberg

(a) For sensitivity analysis of derivative positions, forward rates and prices at each maturity date of the operation were used, according to the table above.

(b) The sensitivity analyses do not consider financing transactions with fixed rate.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

b)     Credit risk

Credit risk refers to the risk of the noncompliance by a counterparty of its contractual obligations, leading the Company to incur financial losses. The risk to which the Company is exposed arises from the possibility of not recovering the amounts receivable for the sale of sugarcane, grains, and for the leasing of land.

To reduce credit risk in the commercial transactions, the Company adopts the practice of defining credit limits in which it analyzes factors such as: time of opening of the company, history of business with the Company, commercial references and Serasa. The Company also constantly monitors the outstanding balances.

Currently, management does not expect losses due to the default of its counterparties and has no significant exposure to any individual counterparty.

c)     Liquidity risk

The table below shows the Company's financial liabilities by group of maturity based on the remaining period at the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to acquisitions payable for the purchase of farms all outstanding amounts at March 31, 2019 and June 30, 2018 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

Consolidated financial liabilities	Note	Less than one year	From one to two years	From three to five years	Above five years	Total

On March 31, 2019
Trade accounts payable	13.1	75,155	-	-	-	75,155
Derivatives	6	7,266	-	-	-	7,266
Loans and financing	14	88,276	52,020	126,976	34,189	301,461
Transactions with related parties	26	2,194	-	-	-	2,194

On June 30, 2018
Trade accounts payable	13.1	48,518	-	-	-	48,518
Derivatives	6	10,489	2,145	-	-	12,634
Loans and financing	14	70,088	21,298	143,793	40,841	276,020
Transactions with related parties	26	1,831	-	-	-	1,831

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

4.9. Capital management

As shown in the table below, the Company presents net debt of loans, acquisitions payable and trade accounts payable and the financial leverage index.

	Consolidated
	March 31, 2019	June 30, 2018
Total loans, financing, financial leases and debentures (Note 14)	301,461	276,020
Total trade accounts payable (Note 13.1)	75,155	48,518
Total derivatives (Note 6)	7,266	12,634
	383,882	337,172

Less: cash and cash equivalents (Note 5.1)	(54,998)	(104,314)
Less: marketable securities (Notes 5.2)	(13,536)	(29,441)
	(68,534)	(133,755)

Net debt	315,348	203,417
Total equity	888,380	755,864
Financial leverage index	35.50%	26.91%

4.10. Hierarchy of fair value and financial instruments by category

The balances of trade accounts receivable and payable at book value, less impairment, are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

The Company adopts CPC 40/ IFRS 7 for financial instruments that are measured in the balance sheet at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•        Quoted (unadjusted) prices in active markets for identical assets or liabilities (level 1);

•        Information, in addition to  quoted prices, included in level 1 that are observable in the market for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2);

•        Inputs for assets or liabilities that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group's assets and liabilities that are measured at fair value, as well as the level of hierarchy:

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

		3/31/2019						6/30/2018
Consolidated – thousand R$	Note	Fair value through profit or loss	Loans and receivables	Total	Fair value Level 2	Fair value through profit or loss	Loans and receivables	Total	Fair value Level 2
Assets
Current
Cash and cash equivalents	5.1	36,493	-	36,493	36,493	81,213	-	81,213	81,213
Marketable securities	5.2	4,540	-	4,540	4,540	11,215	-	11,215	11,215
Trade accounts receivable, net	7.1	-	26,465	26,465	26,465	-	57,185	57,185	57,185
Receivable from sale of farm, net	7.1	38,297	-	38,297	38,297	21,372	-	21,372	21,372
Operations with derivatives (c)	6	15,820	-	15,820	477	28,299	-	28,299	7,293
Transactions with related parties	26	-	2,024	2,024	2,024	-	1,660	1,660	1,660

Non-current
Marketable securities	5.2	8,996	-	8,996	8,996	18,226	-	18,226	18,226
Receivable from sale of farm, net	7.1	141,535	-	141,535	141,535	55,423	-	55,423	55,423
Operations with derivatives (c)	6	603	-	603	603	4,053	-	4,053	4,053
Total		246,284	28,489	274,773	259,430	219,801	58,845	278,646	257,640

					3/31/2019		6/30/2018
Consolidated – thousand R$	Note	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2
Liabilities
Current
Trade accounts payable	13.1	-	75,155	75,155	75,155	-	48,518	48,518	48,518
Loans and financing (a)	14	-	88,004	88,004	88,004	-	68,412	68,412	68,412
Financial lease sugarcane crop - Partnership III (b)	14	272	-	272	-	1,676	-	1,676	-
Transactions with derivatives (c)	6	7,266	-	7,266	545	10,489	-	10,489	9,214
Transaction with related parties	26	-	2,194	2,194	2,194	-	1,831	1,831	1,831

Noncurrent
Loans and financing (a)	14	-	185,717	185,717	185,717	-	187,393	187,393	187,393
Financial lease sugarcane crop - Partnerships III and IV (b)	14	27,468	-	27,468	-	18,539	-	18,539	-
Transactions with derivatives (c)	6	-	-	-	-	2,145	-	2,145	2,145

Total		35,006	351,070	386,076	351,615	32,849	306,154	339,003	317,513

(a)   The book value of loans and financing presented in the quarterly financial information approximates the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

(b)  Financial lease is measured at fair value in Level 3.

(c)  The derivative transactions negotiated at active market are measured at fair value at Level 1, over-the-counter transactions are measured at Level 2, as presented in the table above.

5.   Cash and cash equivalents and marketable securities

5.1. Cash and cash equivalents

			Company		Consolidated
	CDI*	3/31/2019	6/30/2018	3/31/2019	6/30/2018

Cash and banks		13,881	12,169	18,505	23,101
Repurchase agreements (a)	92%	-	-	3	15,242
Bank deposit certificates	99%	1,155	33,137	16,689	33,137
Letter of Mercantile Lease	101% to 102%	25	32,834	19,801	32,834
		15,061	78,140	54,998	104,314

(*) Interbank Deposit Certificate

(a)   The Company uses this type of investment for funds that will be redeemed in less than 30 days, according to the projected cash flow and also in case of need to invest funds that were received after banking hours.

The Company has R$13,355 (R$11,873 at June 30, 2018) in Company and R$16,298 (R$27,091 at June 30, 2018) in Consolidated, of bank balances in foreign currency on which does not bear any interest.

BrasilAgro – Companhia Brasileira de Propriedades AgrÃcolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

5.2. Marketable securities

		Company		Consolidated
	3/31/2019	6/30/2018	3/31/2019	6/30/2018

Bank deposit certificates (a)	1,175	1,130	1,305	1,129
Treasury financial bills (c)	3,236	10,086	3,235	10,086
Total current	4,411	11,216	4,540	11,215

Bank deposit certificates (a)	-	9,588	-	9,588
Banco do Nordeste (BNB) (a) (b)	-	-	8,996	8,638
Total non-current	-	9,588	8,996	18,226

Marketable securities	4,411	20,804	13,536	29,441

(a)    Indexed to rates from 98% to 99% of the CDI – Interbank Deposit Certificate.

(b)    The securities in BNB consist of CDBs provided as collateral for financing from the Bank and must be held up to the end of the contract in November 2030.

(c)    National Treasury bills indexed to the Selic rate.

6.       Operations with derivatives

										3/31/2019
				Company		Consolidated		Total	Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Call option (put option)	Unit
Currency US$	August-19	Options	FC Stone	415	(543)	415	(543)	(128)	(8,000)	-	US$
Currency US$	August-19	Options	Olam	-	(2)	-	(2)	(2)	(500)	-	US$
Currency US$	March-20	Options	Itaú BBA	-	-	-	-	-	(14,000)	-	US$
Currency US$	April-19	NDF	FC Stone	22	-	22	-	22	(550)	-	US$
Currency US$	April -19	NDF	Itaú BBA	-	(45)	-	(45)	(45)	(323)	-	US$
Currency US$	April -19	NDF	Bradesco	-	(364)	-	(364)	(364)	(20,000)	-	US$
Currency US$	May-19	NDF	FC Stone	-	(396)	-	(396)	(396)	(2,548)	-	US$
Currency US$	June-19	NDF	Bradesco	-	(311)	-	(311)	(311)	(2,851)	-	US$
Currency US$	June -19	NDF	Olam	-	(385)	-	(385)	(385)	(2,830)	-	US$
Currency US$	June -19	NDF	Rabobank	-	(155)	-	(155)	(155)	(1,399)	-	US$
Currency US$	June -19	NDF	Rabobank	-	(524)	-	(524)	(524)	(5,659)	-	US$
Currency US$	June -19	NDF	Olam	-	(554)	-	(554)	(554)	(4,160)	-	US$

		NDF		437	(3,279)	437	(3,279)	(2,842)	(62,820)	-	US$

		NDF		437	(3,279)	437	(3,279)	(2,842)	(62,820)	-	US$

Soybean CBOT	July-19	Soybean Options	Trading Companies/Banks/CBOT	-	(2,883)	-	(2,883)	(2,883)	-	(2,086,428)	bags
Soybean CBOT	April-19	Futures Soybean	Trading Companies/ Banks/CBOT	52	-	52	-	52	-	(5,137)	bags
Soybean CBOT	May-19	Futures Soybean	Trading Companies/ Banks/CBOT	158	-	158	-	158	-	(165,554)	bags
Soybean CBOT	June-19	Futures Soybean	Trading Companies/ Banks /CBOT	110	-	110	-	110	-	(14,814)	bags
Soybean CBOT	December-19	Futures Soybean	Trading Companies/ Banks/CBOT	246	-	246	-	246	-	(174,908)	bags

Corn BM&F	September-19	Corn Options	Itaú BBA	-	(128)	-	(128)	(128)	-	(83,250)	bags
Corn BM&F	September -19	Corn Options	BM&F	-	(482)	-	(482)	(482)	-	(249,750)	bags
Corn BM&F	December-19	Futures Corn	Trading Companies/ Banks/CBOT	15	(39)	15	(39)	(24)	-	(84,667)	bags
Cotton	July-19	Cotton Options	Trading Companies/ Banks/CBOT	-	(408)	-	(408)	(408)	-	(1,473)	ton.
Cotton	November-19	Futures Cotton	Trading Companies/ Banks/CBOT	8	-	8	-	8	-	(21)	ton.
Cotton	November -19	Futures Cotton	Trading Companies/ Banks/CBOT	-	(47)	-	(47)	(47)	-	373	ton.
Cotton	December -19	Futures Cotton	Trading Companies/ Banks/CBOT	53	-	53	-	53	-	(335)	ton.
Live Cattle BM&F	May-19	Futures Live Cattle	BM&F	-	-	-	-	-	-	(8,910)	@

		Current (bags)		581	(3,532)	581	(3,532)	(2,951)	-	(2,864,508)	bags
		Current (arrobas)		-	-	-	-	-	-	(8,910)	arrobas
		Current (tons)		61	(455)	61	(455)	(394)	-	(1,456)	tons
		Total Risk with commodities		642	(3,987)	642	(3,987)	(3,345)	-	(2,874,874)

Interest R$	August-23	SWAP Pré-DI	Bradesco	603	-	603	-	603	14,810	-	BRL
Interest R$	May-19	SWAP Pré-DI	Itaú BBA Jaborandi	-	-	62	-	62	20,000	-	BRL

		Current		-	-	62	-	62	20,000	-	BRL
		Non-current		603	-	603	-	603	14,810	-	BRL
		Total Risk with Interest		603	-	665	-	665	34,810	-	BRL

		Total Risks		1,682	(7,266)	1,744	(7,266)	(5,522)	(28,010)	(2,874,874)

		Margin deposit		14,679	-	14,679	-	14,679

			Current	15,758	(7,266)	15,820	(7,266)
			Non-Current	603	-	603	-
			P&L at March 31, 2019 (Note 22)	92,784	(79,738)	93,062	(79,848)

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

										6/30/2018
				Company		Consolidated		Total	Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Call option (put option)	Unit
Currency US$	October-18	Options	FC Stone	1,490	(2,484)	1,490	(2,484)	(994)	(4,800)	-	US$
Currency US$	June-18	Dollar – 1st Futures	BM&F	1	(1,086)	1	(1,086)	(1,085)	(31,000)	-	US$

		Current		1,491	(3,570)	1,491	(3,570)	(2,079)	(35,800)	-	US$
		Non-current		-	-	-	-	-	-	-	US$
		Total Currency Risk		1,491	(3,570)	1,491	(3,570)	(2,079)	(35,800)	-	US$

Soybean CBOT	July -18	Soybean Options	Trading Companies/Banks/CBOT	-	(7)	-	(7)	(7)	-	(77,107)	bags
Soybean CBOT	October -18	Soybean Options	Trading Companies/ Banks /CBOT	-	(1,274)	-	(1,275)	(1,275)	-	(1,294,946)	bags
Soybean CBOT	July -18	Futures Soybean	Trading Companies/ Banks /CBOT	5,451	(5,569)	5,451	(5,569)	(118)	-	-	bags
Soybean CBOT	October -18	Futures Soybean	Trading Companies/ Banks /CBOT	351	-	351	-	351	-	(16,975)	bags
Soybean CBOT	July -19	Futures Soybean	Trading Companies/ Banks /CBOT	3,999	(2,145)	3,999	(2,145)	1,854	-	(430,893)	bags
Ethanol BM&F	July -18	Futures Ethanol	BM&F	42	-	42	-	42	-	(300)	m^3
Ethanol BM&F	August -18	Futures Ethanol	BM&F	94	-	94	-	94	-	(900)	m^3
Ethanol BM&F	September-18	Futures Ethanol	BM&F	80	-	80	-	80	-	(900)	m^3

		Current (bags)		5,802	(6,850)	5,802	(6,851)	(1,049)	-	(1,389,028)	bags
		Current (arrobas)		-	-	-	-	-	-	-	arrobas
		Current (Ethanol)		216	-	216	-	216	-	(2,100)	Cubic meters
		Non-current (bags)		3,999	(2,145)	3,999	(2,145)	1,854	-	(430,893)	bags
		Total Risk with commodities		10,017	(8,995)	10,017	(8,996)	1,021	-	(1,822,021)

Interest R$	August -23	Pre-DI SWAP	Bradesco	54	-	54	-	54	14,810	-	BRL
Interest R$	July-18	Pre-DI SWAP	ABC	-	(12)	-	(12)	(12)	10,000	-	BRL
Interest R$	August-18	Pre-DI SWAP	Itaú BBA Jaborandi	-	-	-	(11)	(11)	20,000	-	BRL
Interest R$	May-19	Pre-DI SWAP	Itaú BBA Jaborandi	-	-	-	(45)	(45)	20,000	-	BRL

		Current		-	(12)	-	(68)	(68)	50,000	-	BRL
		Non-current		54	-	54	-	54	14,810	-	BRL
		Total Risk with Interest		54	(12)	54	(68)	(14)	64,810	-	BRL

		Total risks		11,562	(12,577)	11,562	(12,634)	(1,072)	29,010	(1,822,021)

		Margin deposit		20,790	-	20,790	-	20,790

			Current	28,299	(10,432)	28,299	(10,489)
			Non-Current	4,053	(2,145)	4,053	(2,145)
			P&L at March 31, 2018 (Note 22)	18,871	(18,739)	19,121	(18,841)

7.   Accounts receivable and sundry credits

			Company		Consolidated
	Note	3/31/2019	6/30/2018	3/31/2019	6/30/2018

Trade accounts receivable	7.1	12,805	30,277	64,762	78,557
Recoverable taxes		737	1,783	4,844	9,479
Advances to suppliers		3,613	3,268	8,108	6,711
Other receivables		5,420	307	3,647	429
Total current		22,575	35,635	81,361	95,176

Trade accounts receivable	7.1	-	-	141,535	55,423
Recoverable taxes		13,208	12,910	25,523	17,847
Judicial deposits	24.c	1,422	1,316	1,615	1,505
Total non-current		14,630	14,226	168,673	74,775

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

7.1     Trade accounts receivable

	Company		Consolidated
	3/31/2019	6/30/2018	3/31/2019	6/30/2018
Sale of sugarcane	8,954	21,095	17,550	36,742
Sale of grains	2,896	9,150	4,623	14,757
Sale of cattle	228	589	1,059	589
Leases and rentals	1,562	94	4,322	5,747
Sale of machinery	71	213	71	216
Sale of farms	-	-	38,297	21,372
	13,711	31,141	65,922	79,423

Allowance for doubtful accounts	(906)	(864)	(1,160)	(866)

Total current	12,805	30,277	64,762	78,557

Sale of farms	-	-	141,535	55,423

Total non-current	-	-	141,535	55,423

a)     Changes in the allowance for doubtful accounts:

	Company	Consolidated
At June 30, 2018	864	866
Constitution of provision	126	398
Write-off or reversal	(84)	(104)
At March 31, 2019	906	1,160

b)     Breakdown of receivables by maturity

	Company		Consolidated
	3/31/2019	6/30/2018	3/31/2019	6/30/2018
Falling due:
Up to 30 days	10,774	19,836	33,119	34,305
31 to 90 days	2,024	7,594	3,986	19,611
91 to 180 days	-	100	16,754	9,159
181 to 360 days	-	2,643	10,766	15,316
Over 360 days	-	-	141,535	55,423

Past due:
Up to 30 days	-	47	130	106
31 to 90 days	7	57	7	60
91 to 180 days	-	1	254	2
181 to 360 days	55	8	55	8
Over 360 days	851	855	851	856

	13,711	31,141	207,457	134,846

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

c)     Receivables for sale of farm

Total amounts sold, received and receivables for sale of farm are as follows:

	Araucária III	Araucária IV	Araucária V	Jatobá I	Jatobá II	Alto Taquari I	Consolidated
At June 30, 2018	8,527	9,017	50,594	8,657	-	-	76,795
Constitution	-	-	-	-	123,335	6,871	130,206
Receipts	-	-	(5,790)	(2,513)	(21,000)	(2,650)	(31,953)
Restatement of nominal value	(1,648)	(1,911)	(10,594)	(1,456)	(5,355)	53	(20,911)
PVA realization	739	1,112	7,234	1,288	15,089	233	25,695
At March 31, 2019	7,618	8,218	41,444	5,976	112,069	4,507	179,832

8.   Inventories

		Company		Consolidated
	3/31/2019	6/30/2018	3/31/2019	6/30/2018

Soybean	80,938	30,326	87,516	50,289
Corn	393	2,375	528	6,247
Other harvests	58	246	63	1,153
Agricultural products	81,389	32,947	88,107	57,689

Inputs	7,755	5,297	16,768	11,933
	89,144	38,244	104,875	69,622

8.1  Adjustment to recoverable value of inventories of agricultural products

	Company	Consolidated
At June 30, 2017	-	(4)
Reversal of provision for impairment of agricultural products	(170)	(436)
Write-offs	100	324
At March 31, 2019	(70)	(116)

9.   Biological assets

		Company	Consolidated
	3/31/2019	6/30/2018	3/31/2019	6/30/2018
Production cattle	13,546	12,078	37,826	34,053
Grain plantation	56,986	1,002	85,712	2,203
Sugarcane plantation	29,234	26,527	66,522	59,790
Total	99,766	39,607	190,060	96,046
Current	86,220	27,529	152,234	61,993
Non-current	13,546	12,078	37,826	34,053

The amounts spent on plantation and treatment of crops are substantially represented by expenditures with crop formation such as seeds, fertilizers, pesticides, depreciation and manpower used in the crops.

The area to be harvested corresponding to the biological assets is as follows:

	Company		Consolidated
	Planted area (hectares)		Planted area (hectares)
	3/31/2019	6/30/2018	3/31/2019	6/30/2018

Grains (a)	25,824	-	38,671	1,322
Sugarcane (b)	10,115	11,299	26,599	29,955
	35,939	11,299	65,270	31,277

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

(a)   For grains, the areas considered above refer to planted crops in the phenological stage R5, considered in the cash flow for calculating the fair value of biological assets. These areas consider the leased hectares pertaining to Partnership V, under the agreement entered into on August 28, 2018.

(b)   For sugarcane the area considered above refers to the total of unharvested sugarcane to be harvested, considered in the cash flow for calculation of fair value of biological assets. This area includes the hectares leased from Brenco, under the agreement signed on May 8, 2015, and the hectares referring to Partnership IV, according to contracts executed on February 7, 2017.

Changes in agricultural activity

	Company		Consolidated
	Current	Non-current	Current	Non-current
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2018	1,002	26,527	2,203	59,790

Increases due to planting	131,111	-	157,125	-
Increases due to handling	-	14,022	-	35,955
Change in fair value	12,126	3,872	25,860	28,523
Reductions due to harvesting	(87,253)	(15,187)	(99,948)	(57,746)
Exchange variation	-	-	472	-
At March 31, 2019	56,986	29,234	85,712	66,522

Changes in cattle raising activity

		Company
	Heads of cattle (in number)	Production cattle ($)
At June 30, 2018	8,121	12,078
Acquisition/birth costs	3,462	1,062
Handling costs	-	4,557
Sales	(1,719)	(2,859)
Deaths	(42)	(77)
Change in fair value	-	(1,215)
At March 31, 2019	9,822	13,546

		Consolidated
	Heads of cattle (in number)	Production cattle ($)
At June 30, 2018	20,993	34,053

Acquisition/birth costs	8,841	7,349
Handling costs	-	8,393
Sales	(5,938)	(12,046)
Deaths	(258)	(454)
Consumption	(2)	(5)
Exchange variation	-	147
Fair value variation	-	389
At March 31, 2019	23,636	37,826

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

Quantitative data about cattle raising activity, expressed in heads of cattle

	Company	Consolidated
	Production Cattle	Production Cattle
At June 30, 2018	8,121	20,993

At March 31, 2019	9,822	23,636

Fair value hierarchy at March 31, 2019

	Company	Consolidated
	Amount	Amount	Fair value
Sugarcane	29,234	66,522	Level 3
Cattle	13,546	37,826	Level 2
Grains	56,986	85,712	Level 1

Changes in fair value in profit or loss

	Company		Consolidated
	3/31/2019	3/31/2018	3/31/2019	3/31/2018
Grains	12,126	18,063	25,860	36,191
Sugarcane	3,872	4,127	28,523	37,297
Cattle	(1,215)	(3,063)	389	1,141
	14,783	19,127	54,772	74,629

10. Investment properties – noncurrent

							Company
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	3/31/2019	6/30/2018
Opening balance	22,135	23,174	29,377	74,686	5,533	80,219	78,303
Acquisitions	-	5	25	30	10,032	10,062	9,128
Write-offs	-	-	-	-	-	-	(116)
Transfers	-	940	4,890	5,830	(5,830)	-	-
(-) Depreciation / amortization	-	(431)	(2,222)	(2,653)	-	(2,653)	(7,096)
Net book balance	22,135	23,688	32,070	77,893	9,735	87,628	80,219

At March 31, 2019
Total cost	22,135	30,577	97,568	150,280	9,735	160,015	149,953
Accumulated depreciation	-	(6,889)	(65,498)	(72,387)	-	(72,387)	(69,734)
Net book balance	22,135	23,688	32,070	77,893	9,735	87,628	80,219

Annual depreciation rates (weighted average) - %		4-20	10-20

							Consolidated
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	3/31/2019	6/30/2018
At March 31, 2019
Opening balance	425,079	32,252	49,474	506,805	50,347	557,152	389,799
Acquisitions	304	83	241	628	21,641	22,269	23,861
Acquisitions – corporate reorganization	-	-	-	-	-	-	140,952
Write-offs	(11,055)	(1,693)	(5,473)	(18,221)	(569)	(18,790)	(10,793)
Transfers	-	8,551	44,887	53,438	(53,368)	70	-
(-) Depreciation / Amortization	-	(1,310)	(4,426)	(5,736)	-	(5,736)	(12,899)
Effect of conversion	1,422	203	824	2,449	(515)	1,934	26,232

Net book balance	415,750	38,086	85,527	539,363	17,536	556,899	557,152

At March 31, 2019
Total cost	415,750	47,069	185,876	648,695	17,536	666,231	660,748
Accumulated depreciation	-	(8,983)	(100,349)	(109,332)	-	(109,332)	(103,596)
Net book balance	415,750	38,086	85,527	539,363	17,536	556,899	557,152

Annual depreciation rates (weighted average) - %		4-20	10-20

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

Three farms owned by the Company are held as guarantee for loans and financing according to Note 14, representing, in the consolidated, 30% of total investment properties.

The table below shows the fair value of properties for investment, compared to their book value:

		Hectares				Fair Value*		Cost Value
Farm	State	3/31/2019	6/30/2018	Real Estate Agency	Acquisition	3/31/2019	6/30/2018	3/31/2019	6/30/2018

Jatobá	Bahia	21,197	30,981	Jaborandi Ltda	Mar-07	220,050	340,942	42,564	56,963
Alto Taquari	Mato Grosso	5,291	5,394	Mogno Ltda	Aug-07	125,910	158,726	35,119	35,962
Araucária	Goiás	5,534	5,534	Araucária Ltda	Apr-07	135,170	137,796	39,896	43,198
Chaparral	Bahia	37,182	37,182	Cajueiro Ltda	Nov-07	397,500	312,256	86,828	82,038
Nova Buriti	Minas Gerais	24,212	24,212	Flamboyant Ltda	Dec-07	23,180	32,145	23,109	23,116
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	Sep-08	61,510	58,171	27,526	27,735
São José	Maranhão	17,566	17,566	Ceibo Ltda	Feb-17	168,260	156,798	108,309	106,387
Marangatu y Udra	Boqueron- Paraguay	59,490	59,490	Agropecuaria Moroti S/A	Feb-18	192,769	188,946	167,472	166,477
		188,271	198,158			1,324,349	1,385,780	530,823	541,876

* Considered as Level 3 for fair value.

At March 31, 2019, the cost value of R$530,823 (R$541.876 at June 30, 2018) is not comparable with the grade of properties for investment, since the grade considers investments made in some partnerships (leased farms), which are not part of our portfolio of own farms.

11. Investments

	Thousands of shares or units of interest held by the Company		Interest in total capital - %		Total assets		Total liabilities		Equity		Income (loss) for the year
	3/31/2019	6/30/2018	3/31/2019	6/30/2018	3/31/2019	6/30/2018	3/31/2019	6/30/2018	3/31/2019	6/30/2018	3/31/2019	3/31/2018
Subsidiaries:
Araucária	69,301	69,301	99.99	99.99	98,841	108,867	16,791	23,439	82,050	85,428	(3,378)	4,162
Cremaq	832	787	99.99	99.99	2,025	1,923	39	40	1,986	1,883	59	50
Engenho de Maracaju	122	77	99.99	99.99	10	1	-	1	10	-	(36)	(63)
Imobiliária Jaborandi	44,445	36,323	99.99	99.99	151,373	54,803	32,310	16,244	119,063	38,559	106,073	2,333
Jaborandi Ltda	134,344	111,254	99.99	99.99	255,816	225,447	126,430	135,206	129,386	90,241	15,999	21,440
Cajueiro	59,219	59,219	99.99	99.99	69,962	62,436	2,896	1,157	67,066	61,279	5,787	870
Mogno	35,134	35,134	99.99	99.99	40,250	35,371	2,509	201	37,741	35,170	6,321	825
Ceibo	106,295	108,500	99.99	99.99	106,063	107,522	964	2,639	105,099	104,883	2,421	2,331
Flamboyant	830	830	99.99	99.99	643	644	3	3	640	641	(1)	(2)
Palmeiras	13,166,000	11,425,000	99.99	99.99	60,585	41,541	36,711	19,437	23,874	22,104	1,351	6,943
Moroti	68,962,000	68,962,000	99.99	99.99	173,470	172,215	50,953	50,714	122,517	121,501	(728)	-

Joint Venture:
Cresca (b)	-	-	50.00	50.00	1,472	1,686	154	1,600	1,318	86	1,144	14,699
									690,750	561,775	135,012	53,588

a)     Changes in investments

	Company	Consolidated

At June 30, 2018	607,119	86

Capital increase (reduction)	(2,221)	-
Dividends	(37,440)	-
Future capital contributions	28,858	48
Equity pickup	135,012	1,144
Share-based incentive plan - ILPA	103	-
Effect from conversion	2,170	40

At March 31, 2019	733,601	1,318

Investments	690,750	1,318
Future capital contributions	42,851	-

At March 31, 2019	733,601	1,318

b)     Interest in joint venture

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

Cresca’s summarized financial information, based on the financial statements prepared in accordance with the accounting practices adopted in Brazil and with IFRS, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at  fair value on the acquisition date up to March 31, 2019:

	3/31/2019	6/30/2018
Assets	2,943	3,371
Current	2,933	3,356
Cash and cash equivalents	371	333
Accounts receivable, inventories and other receivables	2,562	3,023

Non-current	10	15
Other noncurrent	10	15

Liabilities	308	3,200
Current	308	3,200
Trade payables, taxes and loans	308	3,200
Total net assets	2,635	171
Company’s interest – 50%	50%	50%
Company’s interest in net assets at estimated fair value	1,318	86

	3/31/2019	3/31/2018
Revenue	66	83
Cost of products sold	(6)	(948)
Gross expenses	60	(865)
Selling expenses	(43)	(34)
Administrative expenses	(218)	(52)
Other income/expenses	(72)	32,694
Financial income	(97)	87
Financial expenses	-	14
Profit (loss) before income tax	(370)	31,844
Income tax and social contribution	2,658	(2,447)
Profit (loss) for the year	2,288	29,397
Company’s interest – 50%	1,144	14,699
Equity pickup	1,144	14,699

12.       Property, plant and equipment

								Company
	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Property, plant and equipment in progress	Sugarcane	Total property, plant and equipment
At June 30, 2018
Opening balance	192	1,435	6,317	358	8,302	-	23,583	31,885
Acquisitions	10	77	775	100	962	32	10,374	11,368
Write-offs	-	(27)	(235)	(6)	(268)	-	(137)	(405)
Depreciation	(5)	(322)	(776)	(77)	(1,180)	-	(5,157)	(6,337)
Accounting balance, net	197	1,163	6,081	375	7,816	32	28,663	36,511
At June 30, 2018
Total cost	931	4,350	18,906	1,111	25,298	32	52,324	77,654
Accumulated depreciation	(734)	(3,187)	(12,825)	(736)	(17,482)	-	(23,661)	(41,143)
Accounting balance, net	197	1,163	6,081	375	7,816	32	28,663	36,511
At March 31, 2019
Opening balance	197	1,163	6,081	375	7,816	32	28,663	36,511
Acquisitions	2	1,157	457	216	1,832	-	6,626	8,458
Write-offs	-	(20)	(203)	(12)	(235)	-	-	(235)
Transfers	-	32	-	-	32	(32)	-	-
Depreciation	(50)	(286)	(478)	(64)	(878)	-	(3,912)	(4,790)
Accounting balance, net	149	2,046	5,857	515	8,567	-	31,377	39,944
At March 31, 2019
Total cost	933	5,519	19,160	1,315	26,927	-	58,950	85,877
Accumulated depreciation	(784)	(3,473)	(13,303)	(800)	(18,360)	-	(27,573)	(45,933)
Accounting balance, net	149	2,046	5,857	515	8,567	-	31,377	39,944

Annual depreciation rates (weighted average) - %	2-20	10	13-20	10			16-27

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

								Consolidated
	Buildings and improvements	Equipment and facilities	Agricultural vehicles and machinery	Furniture and fixtures	Total in operation	Property, plant and equipment in progress	Sugarcane	Total property, plant and equipment

At June 30, 2018
Opening balance	192	2,211	7,736	505	10,644	59	44,042	54,745
Acquisitions	10	5,458	4,634	318	10,420	52	32,385	42,857
Acquisitions – corporate restructuring	-	215	74	55	344	-	-	344
Write-offs	-	(55)	(235)	(6)	(296)	-	(137)	(433)
Depreciation	(5)	(856)	(1,214)	(110)	(2,185)	-	(10,498)	(12,683)
Accounting balance, net	197	6,973	10,995	762	18,927	111	65,792	84,830

At June 30, 2018
Total cost	931	11,091	25,225	1,621	38,868	111	97,907	136,886
Accumulated depreciation	(734)	(4,118)	(14,230)	(859)	(19,941)	-	(32,115)	(52,056)
Accounting balance, net	197	6,973	10,995	762	18,927	111	65,792	84,830

At March 31, 2019
Opening balance	197	6,973	10,995	762	18,927	111	65,792	84,830
Acquisitions	2	3,736	1,300	337	5,375	136	22,505	28,016
Write-offs	-	(93)	(203)	(17)	(313)	-	-	(313)
Transfers	-	177	-	-	177	(247)	-	(70)
Depreciation	(65)	(803)	(1,069)	(113)	(2,050)	-	(9,271)	(11,321)
Effect of conversion	-	5	7	4	16	-	-	16
Accounting balance, net	134	9,995	11,030	973	22,132	-	79,026	101,158

At March 31, 2019
Total cost	933	14,916	26,329	1,945	44,123	-	120,412	164,535
Accumulated depreciation	(799)	(4,921)	(15,299)	(972)	(21,991)	-	(41,386)	(63,377)
Accounting balance, net	134	9,995	11,030	973	22,132	-	79,026	101,158

Annual depreciation rates (weighted average) - %	2-20	10	13-20	10			16-27

13. Trade accounts payable and other liabilities

			Company		Consolidated
	Note	3/31/2019	6/30/2018	3/31/2019	6/30/2018
Trade accounts payable	13.1	44,653	24,113	75,155	48,518
Taxes payable		444	410	5,767	6,142
Dividends payable		4	30,008	4	30,008
Advances to clients		193	5,813	647	21,201
Other liabilities		3,997	576	4,032	576
Total current		49,291	60,920	85,605	106,445

Taxes payable		-	-	16,945	11,298
Total non-current		-	-	16,945	11,298

13.1 Trade accounts payable

At March 31, 2019, the Company’s balance of trade accounts payable is as follows:

	Company		Consolidated
	3/31/2019	6/30/2017	3/31/2019	6/30/2017
Inputs and services	15,399	8,541	38,136	25,859
Lease transactions with third parties	29,254	15,572	37,019	22,659
	44,653	24,113	75,155	48,518

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

14. Loans, financing, financial lease and debentures

					Company		Consolidated
	Institution	Maturity	Annual interest rates and charges -%	Guarantee	3/31/2019	6/30/2018	3/31/2019	6/30/2018
Current
Financing for agricultural costs	BNB and Itaú	October/19	Fixed rate 6.14% to 7%	Preferência Farms	23,099	10,374	30,250	31,847
Financing for agricultural costs (USD)	Itaú	November/19	Fixed rate 7.25% to 8.25%	-	-	-	23,269	11,486
Bahia Project Financing	BNB and HSBC	March/20	Fixed rate 3.50% to 9%	Jatobá and Chaparral Farms	6,153	3,131	6,153	3,131
Financing of Machinery and Equipment - FINAME	Rabobank	March/20	TJLP + 3.73% Fixed rate 8.50% to 11%	Machinery and equipment	226	23	4,551	630
Financing of sugarcane	Itaú, Rabobank and Banco do Brasil	March/20	TJLP + 2.70 to 3.80% Fixed rate 6.76% to 10%	Morro Vermelho and Chaparral Farms	1,330	1,078	21,992	21,318
Debentures	Insurance company	March/20	106.5% and 110% of CDI	Chaparral Farms	1,789	-	1,789	-
Financial lease of sugarcane crop	Partnership III	November/18	6.62%	-	272	1,676	272	1,676
					32,869	16,282	88,276	70,088

Non-current
Financing Bahia Project	BNB and HSBC	August/23	Fixed rate 3.50% to 9%	Jatobá and Chaparral Farms	12,451	17,816	21,993	27,146
Financing of Machinery and Equipment - FINAME	Rabobank	June/24	TJLP + 3.73% Fixed rate 8.50% to 11%	Machinery and equipment	682	872	1,284	5,411
Financing of sugarcane	Itaú, Rabobank and Banco do Brasil	December/23	TJLP + 2.70 to 3.80% Fixed rate 6.76% to 10%	Morro Vermelho and Chaparral Farms	14,224	13,194	14,224	13,194
Debentures	Insurance company	July/23	106.5% and 110% of CDI	Chaparral Farm	148,216	141,642	148,216	141,642
Financial lease of sugarcane crop	Partnership IV	January/32	R$/Kg 0.6462	-	-	-	27,468	18,539
					175,573	173,524	213,185	205,932
					208,442	189,806	301,461	276,020

Keys:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNDES – Brazilian Development Bank

            BNB – Banco do Nordeste

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

Changes in loans and financing during the period ended March 31, 2019 are as follows:

								Company
	6/30/2018	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	PVA	3/31/2019
Agricultural Cost Financing	10,374	22,646	(10,380)	-	459	-	-	23,099
Bahia Project Financing (*)	20,947	-	(3,018)	(319)	994	-	-	18,604
Financing of Machinery and Equipment – FINAME	895	-	-	(57)	70	-	-	908
Sugarcane Financing	14,272	2,747	(2,487)	(118)	1,140	-	-	15,554
Debentures	141,642	-	-	-	8,363	-	-	150,005
Financial Lease - Sugarcane Crop - Partnership III	1,676	-	-	-	-	-	(1,404)	272
	189,806	25,393	(15,885)	(494)	11,026	-	(1,404)	208,442

								Consolidated
	6/30/2018	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign exchange variation	PVA	3/31/2019
Agricultural Cost Financing	31,847	29,667	(32,149)	-	885	-	-	30,250
Agricultural Cost Financing (USD)	11,486	22,838	(10,833)	(487)	929	(664)	-	23,269
Bahia Project(a) Financing (*)	30,277	-	(3,019)	(318)	1,206	-	-	28,146
Financing of Machinery and Equipment – FINAME	6,041	-	(345)	(279)	410	8	-	5,835
Sugarcane Financing	34,512	2,747	(2,487)	(1,007)	2,451	-	-	36,216
Debentures	141,642	-	-	-	8,363	-	-	150,005
Financial Lease - Sugarcane Crop - Partnership III	1,676	-	-	-	-	-	(1,404)	272
Financial lease sugarcane crop – Partnership IV	18,539	-	-	-	-	-	8,929	27,468
	276,020	55,252	(48,833)	(2,091)	14,244	(656)	7,525	301,461

(*) Financing to raise funds for opening of areas and improvements in Jatobá and Chaparral farms.

(a)     Loans and Financing

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. At March 31, 2019 and June 30, 2017 the Company’s financing had no financial covenants, but rather only operating clauses, on which the Company is not in default.

(b)     Debentures

On May 25, 2018, one hundred forty-two thousand, two hundred (142,200) non-convertible debentures were subscribed to and paid in, with security interest, in the total of R$142,200 (R$85,200 for the first series and R$57,000 for the second).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

The maturity date of the first-series debentures is August 1, 2022 (“maturity date of the first series”) and their unit face value will be paid in three (3) annual installments, the first on July 30, 2020 and the final on the maturity date of the first series. Compensatory interest corresponding to one hundred six point fifty percent (106,50%) of the DI rate will be accrued on the unit face value of first-series debentures, which will be paid on July 30 of each year or on the maturity date of the first series. The maturity date of the second-series debentures is July 31, 2023 (“maturity date of the second series”) and their unit face value will be paid in four (4) annual installments, the first on July 30, 2020 and the final on the maturity date of the second series. Compensatory interest corresponding to one hundred ten percent (110.00%) of the DI rate will be accrued on the unit face value of second-series debentures, which will be paid on July 30 of each year or on the maturity date of the second series.

The costs directly related to the issue of debentures totaled R$2,035. In the period ended March 31, 2019, the amount of R$1,079 was amortized; now, the amount of R$387 is to be amortized on March 31, 2019 (R$1,466 on June 30, 2018).

The Debentures were linked to a securitization transaction, serving as guarantee for the issue of Certificates of Agribusiness Receivables ("CRA") pursuant to Law 11,076/2004 and CVM Instruction 414/2004, which were the object of a public distribution offer with restricted efforts, under CVM Instruction 476/2009 (“Restricted Offer”).

The Debentures are backed by security interest in the form of fiduciary sale of properties owned by the Company and registered under no. 6,254, 6,267 and 6,405, all of them at the Property Records Office of Correntina in the state of Bahia.

Covenants

The debenture have covenants related to the maintenance of certain financial indicators, based on the ratio of net debt to fair value of properties for investment. Failure by the Company to attain these indicators during the term of the debentures may entail advance maturity of the debt.

On March 31, 2019, the Company is in compliance with the covenants described above.

15. Income and social contribution taxes

15.1. Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset tax credits against tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is different from that adopted by the Company, which ends June 30 of each year.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

Deferred income and social contribution tax assets and liabilities are as follows:

		Company		Consolidated
	3/31/2019	6/30/2018	3/31/2019	6/30/2018
Assets
Non-current
Tax losses	33,121	35,453	49,610	43,442
Biological assets	-	-	1,185	5,942
Financial lease	-	-	3,240	2,103
Provision for contingency, bonus, present value and fair value adjustment	7,325	6,804	11,227	11,125
Hedge	3,258	345	3,258	364
ADA	481	530	977	668
Difference in cost of farms	170	170	170	170
Provision of other accounts payable	1,539	1,340	1,910	1,794
	45,894	44,642	71,577	65,608
Liabilities
Non-current
Biological assets	11,302	11,676	11,705	13,386
Financial lease	285	548	285	548
Provisions for contingency, bonus, present value and fair value adjustment	-	-	-	3,574
Hedge	-	-	21	-
Surplus on investment	1,733	1,733	1,733	1,733
Costs of transactions	132	499	132	499
Provision for net book value – useful life of PPE	1,520	1,330	1,791	1,633
Accelerated depreciation of assets for rural activity	19,014	10,575	37,680	11,493
	33,986	26,361	53,347	32,866

Net balance	11,908	18,281	18,230	32,742

The net change in deferred income tax is as follows:

	Company	Consolidated
At June 30, 2018	18,281	32,742

Tax losses	(2,332)	6,168
Biological assets	374	(3,076)
Financial lease	263	1,400
Provisions for contingency, bonus, present value and fair value adjustment	521	3,676
Hedge	2,913	2,873
Costs of transactions	367	367
Allowance for doubtful accounts	(239)	309
Provision for other accounts payable	199	116
Accelerated depreciation of assets for rural activity	(8,439)	(26,345)

At March 31, 2019	11,908	18,230

The estimated years of realization of deferred tax assets are as follows:

	3/31/2019
	Company	Consolidated
2019	10,266	27,201
2020	1,871	3,545
2021	2,244	3,110
2022	1,960	2,388
2023 to 2028	29,553	35,333
	45,894	71,577

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

On August 23, 2018, the Audit Board approved the estimate that confirms the expected realization of deferred tax assets.

15.2. Income and social contribution expenses

	Company		Consolidated
	3/31/2019	3/31/2018	3/31/2019	3/31/2018

Income before income and social contribution taxes	148,456	96,039	162,663	109,294
Combined nominal rate of income and social contribution taxes – %	34%	34%	34%	34%
	(50,475)	(32,653)	(55,305)	(37,160)

Equity pickup/Investment losses	45,904	18,220	389	4,998
Management bonuses	(577)	(486)	(577)	(486)
Share-based incentive plan - ILPA	(169)	-	(169)	(7)
Non-deductible expenses	(45)	(7)	(119)	-
Net effect of profit taxed abroad	(2,618)	-	(2,618)	-
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue (*)	-	-	36,241	4,459
Net effect of spin-off of joint venture abroad	-	4,778	-	4,778
Other permanent taxes	(400)	(270)	(429)	(255)

Income and social contribution taxes on P&L for the year	(8,380)	(10,418)	(22,587)	(23,673)

Current	(2,007)	(40)	(8,075)	(1,620)
Deferred	(6,373)	(10,378)	(14,512)	(22,053)

	(8,380)	(10,418)	(22,587)	(23,673)
Effective rate	-6%	-11%	-14%	-22%

(*)   For some of our real estate agencies, income tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% from sale of farms and 100% for other earnings). This effectively results in taxing the profit of subsidiaries at rate a lower rate than if taxable profit were based on accounting records.

16. Equity

a)     Capital (number of shares)

	Number of shares
Shareholder	3/31/2019	6/30/2018
Cresud S.A.C.I.F.Y.A. (a)	23,291,500	23,291,500
Board of Directors	8,462,700	8,431,700
Executive Board	133,967	168,267
Officers	8,596,667	8,599,967
Treasury	3,086,748	3,086,748
Other	21,914,001	21,910,701
Total shares of paid-up capital	56,888,916	56,888,916
Total outstanding shares	21,914,001	21,910,701
Outstanding shares as percentage of total shares (%)	39	39

(a)     Of this amount, 141,450 shares are held by Agro Managers S.A. and 19,300 shares are held by Agro Investment, subsidiaries of Cresud S.A.

At March 31, 2019 and June 30, 2018, the Company’s subscribed and paid-up capital amounted to R$584,224.  The Company is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, as decided by the Board of Directors.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

b)     Long-Term Incentive Plan

The information on the Long-Term Incentive Plan are described in Note 20.

c)     Dividends

On November 6, 2018, the Company paid the dividends approved at the Annual Shareholders Meeting held on October 16, 2018, which included minimum mandatory dividends of R$30,005 and additional dividends proposed of R$10,995. In accordance with article 40 of the Bylaws, dividends not received or claimed will be time-barred within three (3) years from the date they were made available to the shareholder, and will revert to the Company.

d)     Comprehensive income

At March 31, 2019, the effects from foreign exchange rate variation arising from the translation of  Cresca, Palmeiras and Moroti financial statements amounted to positive R$2,170 (negative R$247 on March 31, 2018), and the accumulated effect reached R$42,053 (R$12,552 on March 31, 2018, given the write-off of R$30,616 due to the spin-off of Cresca, which occurred on February 9, 2018).

e)     Treasury shares

Under article 20, item XII of the Bylaws of the Company, the Board of Directors is responsible, among others established in the law or the Bylaws, for deliberating on the acquisition by the Company of shares issued by itself, to be held in treasury and/or later cancellation or sale. The Company approved three (3) Share Repurchase Programs at the Board of Directors meetings held on: (i) September 2, 2013; (ii) June 25, 2016; and, finally, (iii) the last Share Repurchase Program of the Company, approved at the Board of Directors meeting held on September 20, 2016, whose term of eighteen (18) months ended on March 21, 2018. Currently there is no Share Repurchase Program in force, and the number of Treasury shares at March 31, 2019 is 3,086,748.

Changes in treasury shares in the year are as follows:

Treasury shares	Number of shares	Amount (R$)
At June 30, 2017	3,254,556	36,797
Acquisitions	50,300	610
Transfer to Board of Executive Officers – 2nd and 3rd Grant of Shares (Note 21)	(218,108)	(2,199)
At June 30, 2018	3,086,748	35,208
At March 31, 2019	3,086,748	35,208

17. Segment information

The segment information is presented consistently with the internal report provided by the main operating decision maker, that is the Executive Board, responsible for allocating resources, assessing the performance  of the operating segments, and for making the Company’s strategic decisions.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

The segment information is based on information used by BrasilAgro management to assess the performance of the operating segments and to make decisions on  the investment of funds. The Company has five segments, namely: (i) real estate, (ii) grains, (iii) sugarcane, (iv) cattle raising and (v) other. The operating assets related to these segments are located only in Brazil.

The main activity of the grains segment is the production and sale of soybean and corn.

The sugarcane segment includes the sale of the raw product.

The real estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

The cattle raising segment consists of producing and selling beef calves after weaning, which characterizes the activity as breeding.

The selected P&L and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the quarterly financial information, are as follows:

Balance sheet accounts are represented mainly by “Trade and sundry receivables,” “Biological assets,” “Inventory of agricultural products” and “Properties for investment.”

						Consolidated
							3/31/2019

	Total	Real estate	Agricultural activity				Not allocated
			Grains	Sugarcane	Cattle raising	Other

Net revenue	206,667	5,129	73,897	116,125	11,042	474	-
Gain from sale of farm	106,261	106,261	-	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products (Note 9)	54,772	-	25,860	28,523	389	-	-
Reversal of provision for agricultural products after harvest	(436)	-	(436)	-	-	-	-
Cost of sales	(172,711)	(1,203)	(63,395)	(95,624)	(11,325)	(1,164)	-

Gross profit	194,553	110,187	35,926	49,024	106	(690)	-

Operating income (expenses)
Selling expenses	(6,098)	(35)	(4,742)	-	(468)	(853)	-
General and administrative expenses	(24,538)	-	-	-	-	-	(24,538)
Other operating income	(557)	-	-	-	-	-	(557)
Equity pickup	1,144	-	-	-	-	-	1,144

Operating income (loss)	164,504	110,152	31,184	49,024	(362)	(1,543)	(23,951)

Net financial income
Financial income	247,608	72,587	10,730	60,108	-	11,843	92,340
Financial expenses	(249,449)	(93,616)	(4,600)	(43,569)	-	(4,759)	(102,905)

Income (loss) before taxes	162,663	89,123	37,314	65,563	(362)	5,541	(34,516)

Income and social contribution taxes	(22,587)	(5,561)	(12,687)	(22,291)	123	(1,884)	19,713

Net income (loss) for the period	140,076	83,562	24,627	43,272	(239)	3,657	(14,803)

Total assets	1,311,018	741,053	213,492	148,536	39,733	16,489	151,715
Total liabilities	422,638	-	81,665	63,956	-	-	277,017

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

							Consolidated
							3/31/2018
	Total	Real estate	Agricultural activity				Not allocated
			Grains	Sugarcane	Cattle raising	Other

Net revenue	149,491	2,964	32,613	111,888	2,847	(821)	-
Gain (loss) on fair value of biological assets and agricultural products (Note 9)	74,629	-	36,503	37,297	1,141	(312)	-
Reversal of provision for agricultural products after harvest	882	-	904	-	-	(22)	-
Cost of sales	(130,474)	-	(30,067)	(97,778)	(2,875)	246	-

Gross profit	94,528	2,964	39,953	51,407	1,113	(909)	-

Operating income (expenses)
Selling expenses	(4,347)	-	(3,475)	-	(293)	(579)	-
General and administrative expenses	(21,619)	-	-	-	-	-	(21,619)
Other operating expenses	35,872	-	-	-	-	-	35,872
Equity pickup	14,699	-	-	-	-	-	14,699

Operating income (loss)	119,133	2,964	36,478	51,407	820	(1,488)	28,952

Net financial income
Financial income	57,378	9,270	2,238	12,991	-	-	32,879
Financial expenses	(67,217)	(4,913)	(6,224)	(11,052)	-	-	(45,028)

Income (loss) before taxes	109,294	7,321	32,492	53,346	820	(1,488)	16,803

Income and social contribution taxes	(23,673)	(2,489)	(11,047)	(18,138)	(279)	506	7,774

Net income (loss) for the period	85,621	4,832	21,445	35,208	541	(982)	24,577

Total assets	975,079	561,907	107,025	135,926	32,956	11,565	125,700
Total liabilities	258,102	19,487	29,874	58,115	-	23,018	127,608

a)     Information on concentration of clients

In the period ended March 31, 2019, the Company has four clients representing 10% or more of the revenues from the sugarcane or grains segments, representing 93.9% of the total sales of the Company. Of these four clients, two account for 100% of the revenues from the sugarcane segment and two account for 73.6% of the revenues from the grains segment.

In the period ended March 31, 2018, the Company had five clients representing 10% or more of the sugarcane and grains segments, representing 92.8% of the total sales of the Company. Of those five clients, two accounted for 100% of the revenues from the sugarcane segment and three accounted for 58.4% of the revenues from the grains segment.

b)   Consolidated geographic information

Revenues and non-current assets, excluding financial instruments, income tax and social contribution, deferred assets, post-employment benefits and rights arising from insurance contracts of the Consolidated, are distributed as follows:

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

		In Brazil	Subsidiaries abroad
	3/31/2019	3/31/2018	3/31/2019	12/31/2018
Net income	200,296	145,506	6,371	3,985

		In Brazil	Subsidiaries abroad
	3/31/2019	6/30/2017	3/31/2019	6/30/2017
Non-current assets (a)	519,734	505,625	206,074	191,251

(a) Non-current assets of the subsidiary Moroti were measured at fair value during the spin-off of the joint venture Cresca on February 9, 2018.

18. Revenues

a)     Operating sales

	Company		Consolidated
	3/31/2019	3/31/2018	3/31/2019	3/31/2018

Sales of grains	44,654	26,777	75,885	33,673
Sales of sugarcane	50,656	63,577	118,764	115,122
Revenue from cattle raising	2,962	676	11,220	2,869
Lease	1,605	579	5,660	3,861
Other revenues	312	(9)	1,042	136
Gross operating revenue	100,189	91,600	212,571	155,661

Sales deductions
Taxes on sales	(2,565)	(3,418)	(5,904)	(6,170)

Net revenue	97,624	88,182	206,667	149,491

b)     Sale of farms

		Consolidated
	3/31/2019	3/31/2018

Sale of farm	181,636	-
Adjustment to present value	(51,431)	-
Gross revenue from sale of farm	130,205	-

Sales taxes	(4,753)	-
Residual cost of sale of farm	(19,191)	-

Gain from sale of farm	106,261	-

Income tax and social contribution	(4,011)	-
Net profit from sale of farm	102,250	-

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

19. Expenses by nature

	Company				Consolidated

	Cost of products sold	Selling expenses	General and administrative expenses	Total	Cost of products sold	Selling expenses	General and administrative expenses	Total

Depreciation and amortization	6,871	-	412	7,283	20,414	-	432	20,846
Personnel expenses	1,663	792	14,381	16,836	5,272	929	16,717	22,918
Expenses with service providers	22,468	-	2,695	25,163	42,440	-	3,031	45,471
Leases and rentals (i)	4,805	-	443	5,248	8,267	-	630	8,897
Cost of raw material	19,412	-	-	19,412	56,500	-	-	56,500
Fair value of cost of agricultural products	19,451	-	-	19,451	30,304	-	-	30,304
Freight and storage	-	3,174	-	3,174	-	4,226	-	4,226
Allowance for doubtful accounts	-	(144)	-	(144)	-	908	-	908
Sale of farm	-	-	-	-	-	35	-	35
Maintenance, travel expenses and others	4,058	-	2,540	6,598	9,514	-	3,728	13,242

At March 31, 2019	78,728	3,822	20,471	103,021	172,711	6,098	24,538	203,347

Depreciation and amortization	7,508	-	472	7,980	17,882	-	482	18,364
Personnel expenses	1,834	1,426	11,518	14,778	4,809	1,433	13,621	19,863
Expenses with service providers	30,338	-	3,029	33,367	48,048	-	3,414	51,462
Leases and rentals	7,907	-	338	8,245	5,779	-	496	6,275
Cost of raw material	13,531	-	-	13,531	5,685	-	-	5,685
Fair value of cost of agricultural products	5,288	-	-	5,288	40,822	-	-	40,822
Freight and storage	-	1,264	-	1,264	-	2,170	-	2,170
Allowance for doubtful accounts	-	94	-	94	-	744	-	744
Maintenance, travel expenses and other	3,641	-	2,241	5,882	7,449	-	3,606	11,055

At March 31, 2018	70,047	2,784	17,598	90,429	130,474	4,347	21,619	156,440

20. Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses”,  as follows:

	Consolidated

	3/31/2019	3/31/2018
Board of directors and executive board compensation	2,089	1,992
Bonus	1,698	1,429
Overall compensation	3,787	3,421
Share-based long-term incentive plan	542	-
	4,329	3,421

The global compensation of the Company’s officers and members of the Board of Directors, for the year ended June 30, 2019 in the amount of R$13,500, was approved at the Annual General Meeting held on October 16, 2018.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

(i) Long-term Share-based Incentive Plan

On October 2, 2017, the Shareholders Meeting approved the creation of the Long-term Share-based Incentive Plan (“ILPA Plan”). Under the terms of the ILPA Plan, participants will be entitled to receive a certain number of shares if they remain in the Company for a vesting period and achieve certain key performance indicators ("KPIs”). The ILPA Plan establishes that the Board of Directors will have broad powers to implement the ILPA Plan and take all measures necessary for it. The shares to be granted under the ILPA Plan may not exceed, at any time, the maximum and cumulative limit of 2% of the shares issued by the Company.

The first grant of incentives was approved by the Board of Directors on June 18, 2018, when the 1st ILPA Program was approved and the beneficiaries, number of shares to be granted, vesting period and KPIs to be achieved were defined.

The vesting period for the 1st ILPA Program is the period between October 2, 2017 and October 2, 2019, and participants were selected from among those who were Company employees at the start of the vesting period, considering their category and compensation on that date.

Shares will be granted to participants only if they remain in the Company until the end of the vesting period and achieve certain KPIs. One of the KPIs is a certain percentage of appreciation of the price of the AGRO3 stock in the vesting period; if such percentage is not reached, participants will not have the right to receive any shares. If the KPI of stock appreciation is achieved, the number of shares to be granted will vary in three ranges, depending on the level of achievement of three other KPIs, and will be adjusted by the dividends per share distributed in the vesting period, and will increase by an amount established in case the share appreciation exceeds the floor price.

The fair value of the benefit was estimated at R$8.61.To measure the fair value of the benefit, the Company considered the price of the AGRO3 stock on the date of the grant and projected the probable range of stock price at the end of the vesting period based on the past performance of the stock price in a period of 1 year and 4 months (compatible with the period between the grant in June 2018 and the end of the vesting period in October 2018).Considering the volatility of the AGRO3 stock, the Company determined the probability of the stock price at the end of the vesting period reaching the value necessary to achieve the appreciation KPI.

The maximum number of shares to be issued is 447,127 (granted on June 18, 2018 and outstanding on June 30, 2018).In the period, no shares were cancelled or issued to the beneficiaries, and the number of shares will be adjusted by the dividends per share distributed during the vesting period.

To determine the number of shares and the compensation expense, in each fiscal year the Management determines the estimated number of shares to be granted based on its best judgment of the portion of each of the three KPIs that does not depend on the stock price and the dividends to be paid in the vesting period. The expense amount is adjusted on account of such revision and the effects are recognized prospectively. The estimated expense is recognized upon the grant, in June 2018 being appropriated linearly during the vesting period, between October 2, 2017 and October 2, 2019.

On March 31, 2019, total compensation was R$901, with overall amount of R$1,745 (R$844 at June 30, 2018).

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

21. Other operating income (expenses), net

	Company		Consolidated
	3/31/2019	3/31/2018	3/31/2019	3/31/2018
Gain/loss on sale of PPE	(34)	(293)	3	(294)
Provisions for legal claims	364	318	402	299
Surplus gained on spin-off (a)	-	5,040	-	5,040
Write-off of the effect on conversion of joint venture due to spin-off (a)	-	30,616	-	30,616
Other	(407)	163	(962)	211
	(77)	35,844	(557)	35,872

(a)      On February 9, 2018, the Company concluded the spin-off of Cresca, with the portion of assets and liabilities transferred to the wholly-owned subsidiary Agropecuária Moroti S.A. Since the investment was recorded as R$115,578 and the fair value assessed was R$120,618, the Company recorded a gain of R$5,040 in profit or loss. Furthermore, R$30,616 held in other comprehensive income that included the effects on the conversion of investment abroad was written off from the profit or loss for the period.

22.     Financial income (expenses)

		Company		Consolidated
	Notes	3/31/2019	3/31/2018	3/31/2019	3/31/2018
Financial income
Short-term investment income		3,134	953	4,800	1,648
Interest receivable		168	9,611	352	10,266
Monetary variations (i)		-	160	-	160
Foreign exchange variation (ii)		14,414	3,780	16,391	7,169
Remeasurement of receivables from sale of farms and machinery (iii)		309	65	133,003	19,014
Realized profit from derivative transactions (iv)	6	46,960	7,075	47,018	7,084
Unrealized profit from derivative transactions (v)	6	45,824	11,796	46,044	12,037
		110,809	33,440	247,608	57,378
Financial expenses
Short-term investment expenses		(168)	(825)	(248)	(870)
Bank charges		(913)	(299)	(1,061)	(450)
Interest payable		(11,400)	(20,298)	(14,604)	(24,402)
Monetary variations (i)		-	(22)	-	(166)
Foreign exchange variations (ii)		(13,919)	(3,909)	(16,479)	(7,359)
Remeasurement of receivables from sale of farms and machinery (iii)		(366)	(151)	(137,209)	(15,129)
Realized loss from derivative transactions (iv)	6	(30,231)	(4,946)	(30,239)	(4,949)
Unrealized loss from derivative transactions (v)	6	(49,507)	(13,793)	(49,609)	(13,892)
		(106,504)	(44,243)	(249,449)	(67,217)

Financial income (expenses)		4,305	(10,803)	(1,841)	(9,839)

Net balances are as follows:

	Company		Consolidated
	3/31/2019	3/31/2018	3/31/2019	3/31/2018

Monetary variations (i)	-	138	-	(6)
Foreign exchange variations (ii)	495	(129)	(88)	(190)
Realization of present value on balance of accounts receivable (iii)	(57)	(86)	(4,206)	3,885
Income from operations with derivatives (iv)	16,729	2,129	16,779	2,135
Unrealized income from operations with derivatives (v)	(3,683)	(1,997)	(3,565)	(1,855)
	13,484	55	8,920	3,969

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

23. Earnings per share

	3/31/2019	3/31/2018
Profit attributed to controlling shareholders	140,076	85,621
Weighted average number of common shares issued	53,802	56,889
Effect from dilution – shares (in thousands)	303	49
Weighted average number of common shares issued adjusted by the dilution effect	54,105	56,938
Basic earnings per share	2.6035	1.5051
Diluted earnings per share	2.5890	1.5038

24. Provision for contingencies

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental natures. The provision for probable losses arising from these lawsuits are estimated and updated by management, supported by the opinion of the Company's external legal advisors.

a) Probable risks

	Labor	Tax	Environmental	Total	Labor	Tax	Environmental	Total
At June 30, 2018	749	195	22	966	990	195	22	1,207
Additions	245	-	-	245	245	-	25	270
Monetary restatement	75	-	-	75	93	-	-	93
Reversal/payments	(469)	(195)	(20)	(684)	(545)	(195)	(25)	(765)
At March 31, 2019	600	-	2	602	783	-	22	805

b) Possible risks

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures,  and administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	Company		Consolidated
	3/31/2019	6/30/2018	3/31/2019	6/30/2018
Civil	4,342	6,709	9,010	11,232
Tax	3,931	4,774	4,026	4,858
Labor	-	139	825	964
Environmental	279	193	279	279
	8,552	11,815	14,140	17,333

c) Judicial deposits

	Company			Consolidated
	3/31/2019	6/30/2018	3/31/2019	6/30/2018
Labor	157	88	350	277
Tax	1,132	1,099	1,132	1,099
Environmental	133	129	133	129
Civil	1,422	1,316	1,615	1,505
(Note 7)	1,407	1,316	1,604	1,505

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

25. Commitments

a)     Contracts of sugarcane supply between BrasilAgro and ETH Bioenergia

For the year ended March 31, 2019, net sugarcane sales of BrasilAgro to ETH Bioenergia came to R$49.5 million, representing 23.9% of the Company’s total net revenue.

	3/31/2019		3/31/2018
	Number (tons)	Amount	Number (tons)	Amount
Net revenue from sugarcane	614,366	49,475	686,322	61,739

The price of sugarcane ton delivered was calculated  on Total Sugar Recoverable (ATR) assessed on the sales date.

There is a future balance of sugarcane  to be delivered, the estimated quantity and amounts of which are difficult to be established considering the scenarios of fluctuating market value and crop productivity.

b)   Lease agreement – Partnership (II)

	Consolidated
	3/31/2019	3/31/2018
Lease agreement	3,444	2,692

This partnership agreement complies with the definition of operating lease. The payment will always be in kind (soybean grains), to be deposited until June 30 of each crop year. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables, namely: the productivity and the area effectively planted. According to such agreement, the minimum quantity to be paid in the long term would correspond to 479,181 bags, of which 59,898 bags of soybean in up to one year,  299,488 bags of soybean from one to five years and 119,795 bags of soybean with more than five years up to the end of the agreement .

c)   Sugarcane agricultural partnership agreement

On May 8, 2015, the Company executed three agreements with ETH Bioenergia.

The first agreement was the rural subpartnership agreement to operate nine farms, in the state of Mato Grosso. The subpartnership starts on the date of execution and is to end by  March 31, 2026. This partnership contract meets the definition of operating lease. The payment shall be always in kind (tons of sugarcane). According to this contract the quantity to be paid in the long term corresponds to 529,975 tons, of which 174,929 tons from one to five years and 355,046 tons for a period longer than five years up to the end of the agreement .

	Consolidated
	3/31/2019	3/31/2018
Operating lease	5,858	2,363

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the sugarcane crops planted by ETH Bioenergia in the properties addressed by the subpartnership agreement described above. Such agreement contract meets the definition of financial lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by ETH Bioenergia during the harvest period of the product. According to this contract the quantity to be paid in the long term corresponds to 53,845 tons, of which 18,604 tons in up to one year and 35,241 tons from one to five years.

	Consolidated
	3/31/2019	3/31/2018
Financial lease (sugarcane crop)	271	2,424

d)   Sugarcane agricultural partnership agreement (IV)

On February 7, 2017, the Company entered into an agricultural partnership agreement involving a property in São Raimundo das Mangabeiras, in the state of Maranhão, named Partnership IV.

The first agreement establishes an agricultural partnership to operate an area of around 15,000 hectares. The agricultural partnership is for 15 years from the date of the agreement and may be renewed for the same period. This partnership agreement meets the definition of operating lease. Payment will always be made in kind (tons of sugarcane).

The quantity to be paid corresponds to 10% of the entire production obtained in the area specified in the agreement and the initial base quantity to be produced in the area during the first year of the agreement was established at 850,000 tons. After this period, spanning between one and five years, the minimum quantity to be produced in the partnership areas is 4,500,000 tons of sugarcane, and from the sixth year to the termination of agreement, minimum production should be 1,250,000 tons of sugarcane per crop year.

The second agreement regulates the rights and obligations of the agricultural partners, by which BrasilAgro acquired sugarcane crops planted by the agricultural partner in the areas specified in the partnership agreement described above. This agreement meets the definition of financial lease. As consideration in this agreement, BrasilAgro undertakes to return, at the end of the agreement, the area specified in the partnership agreement together with sugarcane stubble crops with the capacity to produce 850,000 tons of sugarcane, in the crop year subsequent to the termination of the agricultural partnership agreement.

		Consolidated
	3/31/2019	3/31/2018
Financial lease - Partnership IV	27,468	21,118

(a)      Financial lease as per Note 14.

(b)      Amounts adjusted by the Sugarcane Producers Council (Consecana) on March 31, 2019.

The third agreement deals with sugarcane supply, in which the parties aim to regulate the price and conditions of supply, as well as the obligations of each party in a cyclical system, which involves the need to supply sugarcane, in a certain delivery frequency and schedule that is consistent with buyer's  receipt and production capacity.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

For the year ended March 31, 2019, net sugarcane sales to Partnership IV came to R$66.7 million, representing 32.2% of the Company’s total net revenue.

			Consolidated
	3/31/2019		3/31/2018
	Quantity (Tons)	Amount	Quantity (Tons)	Amount
Net sugarcane sales - Partnership IV	739,674	66,650	538,428	50,149

a)     Agricultural partnership agreement V

On August 28, 2018, the Company signed a lease agreement for the use of an area of 23,500 hectares. The leased area is located in the city of São Félix do Araguaia, state of Mato Grosso, and the new farm will be called Partnership V. This agreement is for 10 crop years; the payment per crop year of the lease will be at least 9.39 soybean bags per hectare or 17% of the total production, whichever is higher.

Consolidated
3/31/2019
Lease Agreement - Partnership V	9,369

26. Transactions with related parties

	Company			Consolidated
	3/31/2019	6/30/2018	3/31/2019	6/30/2018
Current assets
Accounts receivable	2	56	-	-
Dividends receivable (a)	37,592	32,500	-	-
Helmir (b)	306	303	306	303
Cresud (b)	87	-	87	-
Other (e)	1,689	1,721	1,631	1,357
	39,676	34,580	2,024	1,660

Current liabilities – trade accounts payable
Accounts payable – Cresca (c)	-	-	1,352	1,450
Leasing payable (d)	14,896	4,503	-	-
Cresud (b)	181	36	327	36
Irsa (b)	56	-	56	-
Moroti	468	463	-	-
Ombu	268	332	268	332
Other	6	9	191	13
	15,875	5,343	2,194	1,831

	Company		Consolidated
	3/31/2019	3/31/2018	3/31/2019	12/31/2018
Income statement
Lease
Imobiliária Araucária (d)	(1,697)	(1,751)	-	-
Imobiliária Cajueiro (d)	(7,399)	(1,619)	-	-
Imobiliária Mogno (d)	(1,295)	(1,378)	-	-
	(10,391)	(4,748)	-	-

a)       Dividends receivable from its subsidiaries Jaborandi, Araucária, Cajueiro and Mogno, in the amounts of R$22,850, R$12,800, R$500 and R$1,442, respectively;

b)      Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses;

c)       Acquisition of biological assets and other items related to the Palmeiras operation;

d)      Leases - The real estate agencies entered into lease agreements with the Company on the restatement assumption of the price of soybean quoted in an active market;

e)       The amounts substantially refer to the total shares exercised under the Second and Third Programs, as detailed in Note 20.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Notes to the individual and consolidaded quarterly financial statements – Continued

March 31, 2019

(In thousands of reais, except as stated otherwise)

27. Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for all employees working at the farms, (ii) insurance for machinery, (iii) life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover risks, if any, over its assets and/or liabilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, concluding that there is no need for other types of insurance due to low likelihood of risks.

Below is the table of the liabilities covered by insurance and the related amounts at March 31, 2019:

Insurance type	Coverage thousands – R$

Civil liability (D&O)	30,000
Civil, professional and general liability	5,000
Machinery	8,142
Fire/lightning/explosion/electrical damage (office)	775
Storage silo (Chaparral Farm)	21,400
65,317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2019.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer